Form 10-K405, Exhibit 13
period 1997-12-31
CTB INTERNATIONAL CORP
filed 1998-03-31
CIK 1038005

                                                                      EXHIBIT 13
                         SUMMARY FINANCIAL INFORMATION

(in thousands, except per share amountCompany                                Predecessor Company
                              Year Ended December 31,                      Year Ended December 31,
                                1997           1996           1995           1994           1993           1992
--------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Net sales                     $202,063       $148,853       $138,119       $140,505       $113,538       $105,509
Cost of sales                  148,345        110,303        105,578        103,491         84,110         77,725
Gross profit                    53,718         38,550         32,541         37,014         29,428         27,784
Selling, general and
   administrative
   expenses                     26,506         18,257         20,606         20,069         19,310         18,345
Amortization of
  goodwill                       1,373            959              -              -              -              -
Operating income                25,839         19,334         11,935         16,945         10,118          9,439
Interest income
  (expense)--net                (5,003)        (5,332)           721            489            313            268
Gain on sale of Vinyl
  Division                       3,562              -              -              -              -              -
Other non-recurring
  expenses                           -              -          1,396(1)           -              -              -
Income before income
  taxes                         24,398         14,002         11,260         17,434         10,431          9,707
Income tax expense              10,499          5,500          4,730          6,665          3,961          3,303
--------------------------------------------------------------------------------------------------------------------
 NET INCOME                   $ 13,899       $  8,502       $  6,530       $ 10,769       $  6,681(2)    $  6,404
--------------------------------------------------------------------------------------------------------------------
Basic earnings per
   share                      $   1.49       $   1.17               (3)            (3)            (3)            (3)
Basic weighted average
   common shares
   outstanding                   9,310          7,256               (3)            (3)            (3)            (3)
Diluted earnings per
  share                       $   1.43       $   1.12               (3)            (3)            (3)            (3)
Diluted weighted
   average common
   shares outstanding            9,716          7,569               (3)            (3)            (3)            (3)
OTHER FINANCIAL DATA:
EBITDA(4)                     $ 32,085(5)    $ 24,902       $ 14,166(6)    $ 20,062       $ 12,866       $ 12,262
Depreciation                     4,873          4,609          3,627          3,117          2,748          2,823
Amortization(7)                  1,706          1,251              -              -              -              -
Capital expenditures             4,437          3,402          4,698          5,335          2,867          1,980
Gross profit margin               26.6%          25.9%          23.6%          26.3%          25.9%          26.3%
EBITDA margin                     15.9%          16.7%          10.3%(8)       14.3%          11.3%          11.6%
CASH FLOW DATA:
Net cash flows from
   operating activities       $ 17,412       $ 11,714       $ 11,263       $ 12,730       $  5,496       $  9,884
Net cash flows from
   investing activities        (42,104)      (106,606)        (4,646)        (5,278)        (2,773)        (1,958)
Net cash flows from
   financing activities         25,670         95,150         (3,354)        (4,757)        (4,445)        (5,497)
--------------------------------------------------------------------------------------------------------------------

                                  At December 31,                              At December 31,
                                1997           1996           1995           1994           1993           1992
--------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital               $ 26,318       $ 10,773       $ 22,150       $ 18,891       $ 15,072       $ 14,294
Total assets                   167,641        103,351         58,045         54,355         44,651         41,386
Long-term debt                  49,164         65,150              -              -             40            344
Total stockholders'
  equity                        73,546         13,741         40,841         37,202         30,902         29,059
--------------------------------------------------------------------------------------------------------------------

(1) Non-recurring costs related to the CTB Acquisition.
(2) Includes increase in net income of $211 for cumulative effect of change in accounting method for adopting SFAS No. 109, "Accounting for Income Taxes."
(3) Due to changes in the Company's capital structure resulting from the CTB Acquisition, historical net income per share or dividends per share is not meaningful and therefore is not presented.
(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization.
(5) EBITDA for the year ended December 31, 1997 excludes the gain on sale in the amount of $3,562 related to the Vinyl Division.
(6) EBITDA for the year ended December 31, 1995, excluding non-recurring costs in the amount of $1,396 related to the CTB Acquisition, was $15,562.
(7) With respect to the year ended December 31, 1997, comprised of amortization of goodwill of $1,373 and amortization of deferred financing costs of $333. With respect to the year ended December 31, 1996, comprised of amortization of goodwill of $959 and amortization of deferred financing costs of $292.
(8) EBITDA margin for the year ended December 31, 1995, excluding non-recurring costs related to the CTB Acquisition, was 11.3%.

                                                      CTB 1997 Annual Report  15

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Income and the percentage change from year to year.

                                                    Percentage of Net Sales                     Percentage
                                                                         Predecessor        Increase (Decrease)
                                                     Company               Company          1997           1996
                                               1997           1996           1995         vs. 1996       vs. 1995
--------------------------------------------------------------------------------------------------------------------
Net sales                                     100.0%         100.0%         100.0%           36%              8%
Cost of sales                                  73.4           74.1           76.4            34               4
Gross profit                                   26.6           25.9           23.6            39              18
Selling, general and administrative
  expense                                      13.1           12.3           15.0            45             (11)
Amortization of goodwill                        0.7            0.6              -            43               -
Operating income                               12.8           13.0            8.6            34              62
Interest income (expense), net                 (2.5)          (3.6)           0.5            (6)              -
Gain on sale of Vinyl Division                  1.8              -              -             -               -
Other non-recurring expenses                      -              -            1.0             -            (100)
Income before income taxes                     12.1            9.4            8.1            74              24
Income taxes                                    5.2            3.7            3.4            91              16
Net income                                      6.9            5.7            4.7            63              30
--------------------------------------------------------------------------------------------------------------------

The capitalized terms are defined in the notes to consolidated financial statements.

1997 COMPARED TO 1996
   Net sales increased 36% to $202.1 million in 1997 compared to $148.9 million in 1996. Revenues grew due to the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition, as well as through strength in the Company's core feeding products and successful market penetration of its watering and ventilation products. Strength in the domestic hog sector more than offset the continued softness in the domestic poultry market. Heavy demand for both commercial and farm grain storage also contributed to the increase in net sales. Approximately $1.9 million of the increase was generated from the sale of poultry buildings the Company had built by a subcontractor as part of a large project for which the Company is also supplying complete systems. The Vinyl Division Divestiture was responsible for a $4.3 million decrease in revenues in 1997 as compared to 1996. Sales of the Company's products to markets outside the U.S. and Canada were $65.7 million in 1997, an increase of $27.1 million or 70%.
   Gross profit increased to $53.7 million in 1997 or 26.6% of net sales compared to $38.6 million in 1996 or 25.9% of sales. The increase in gross profit margin was attributable to improvements in manufacturing and procurement costs and the higher-margin products obtained in the Fancom Acquisition offset somewhat by sales increases in lower margin watering and ventilation products. Also negatively affecting the gross profit margin were sales of products into Brazil through the Company's sales and distribution facility opened in February 1997 as well as the sale of poultry buildings under projects expected to last into the fourth quarter of 1999.
   Selling, general and administrative expenses increased 45% or $8.2 million to $26.5 million in 1997 from $18.3 million in 1996. As a percent of net sales, selling, general and administrative expenses increased to 13.1% in 1997 from 12.3% in 1996. The dollar increase is attributable to the Kansas City Grain Systems Division Acquisition and the Fancom Acquisition and targeted investments in certain key areas within the Company. The increase as a percent of sales is due primarily to Fancom's higher level of selling, general and administrative expenses as a percent of sales compared to other areas of the Company. In addition, the 1996 expenses are net of a $0.6 million gain on sale of an asset.
   Amortization of goodwill increased 43% or $0.4 million to $1.4 million in 1997 from the

 16 CTB 1997 Annual Report

$1.0 million in 1996. The increase is attributable to the goodwill associated with the Fancom Acquisition and Kansas City Grain Systems Division Acquisition offset somewhat by the goodwill sold in the Vinyl Division Divestiture.
   Operating income increased 34% or $6.5 million to $25.8 million in 1997 compared to $19.3 million in 1996. Operating income margins decreased to 12.8% of net sales in 1997 from 13.0% of net sales in 1996. The increase in operating income and decrease in operating income margins is attributable to the changes in gross margins as well as selling, general and administrative expenses and amortization of goodwill.
   Net interest expense decreased to $5.0 million in 1997 or 6% from $5.3 million in 1996. The decrease is due to the decrease in debt as a result of cash flow provided by operations, the Vinyl Division Divestiture and net proceeds of the Offering offset by debt incurred to finance the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition.
   Income taxes increased to $10.5 million in 1997 as compared to $5.5 million in 1996, primarily as a result of increased income before taxes. The effective tax rate for 1997 is 43.0% up from 39.3% in 1996. The increase is primarily due to non-deductible goodwill related to the Vinyl Division Divestiture in addition to non-deductible goodwill from the Fancom Acquisition.
   Net income increased 63% or $5.4 million to $13.9 million in 1997 from $8.5 million in 1996. The increase was due to higher operating income, gain from the Vinyl Division Divestiture and lower interest expense offset by higher taxes.
   The weighted average common shares outstanding on a diluted basis during 1997 was 9.7 million shares compared to 7.6 million shares in 1996, an increase of 28%. The diluted shares outstanding at December 31, 1997 was 13.3 million shares, an increase of 5.7 million shares or 74% compared to 7.6 million shares outstanding at December 31, 1996. The increase in shares outstanding is primarily attributable to the Company's initial public offering of 5.0 million shares of common stock and the exchange of all outstanding preferred stock for
0.6 million common shares, both of which occurred August 21, 1997.
   The above factors caused diluted earnings per share to increase 27% to $1.43 in 1997 from $1.12 in 1996.

1996 COMPARED TO 1995
   Net sales increased 8% or $10.8 million to $148.9 million in 1996 compared to $138.1 million in 1995. An increase in sales of domestic grain storage products resulted primarily from historically high domestic grain prices. These high grain prices, however, combined with a threatened Russian embargo of U.S. produced chicken, affected the sales of poultry-raising systems by causing a delay in the 1996 expansion plans of many U.S. poultry integrators, resulting in an offsetting reduction in domestic sales of the Company's feeding products. Sales of the Company's watering products, however, were not affected to the same extent due primarily to the Company's increased emphasis in 1996 on expanding its share of this market. Ventilation product sales increased $3.3 million during 1996 primarily due to the introduction of a new line of ventilation products during the year. Sales of egg production systems increased $5.3 million during 1996, benefiting from shipments which were delayed or postponed during 1995 due to severe weather which interrupted the 1995 construction season. Sales of the Company's products to markets outside the U.S. and Canada increased $2.6 million to $38.6 million during 1996.
   Gross profit increased to $38.6 million in 1996 or 25.9% of net sales compared to $32.5 million in 1995 or 23.6% of net sales. The increase in gross profit reflected the impact of increased sales, as well as the benefit of price increases in certain product lines, together with operating efficiencies and the return of certain raw material prices to levels more consistent with recent historical levels. The positive impacts of the above items were partially offset by a change in sales mix toward lower-margin products due to the increase in grain prices discussed above.
   Selling, general and administrative expenses decreased 11% or $2.3 million to $18.3 million in 1996 from $20.6 million in 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 12.3% in 1996 from 15.0% in 1995. This improvement resulted primarily from the elimination of costs and expenses related to certain non-essential functions of approximately $1.7 million, a refocus of the Company's advertising program which resulted in $0.8 million of cost savings, and a non-recurring gain of $0.6 million from an asset sale. These favorable results were partially offset by increases in incentive bonuses paid as a result of improved operating performance.
   Operating income increased 62% or $7.4 million to $19.3 million for 1996 compared to $11.9 million for 1995. Operating income margins increased to 13.0% of net sales in 1996 from 8.6% in 1995. This increase in operating income and operating income margin was attributable to the 8% increase in sales, improved gross

                                                      CTB 1997 Annual Report  17
margins and lower selling, general and administrative expenses.
   Interest expense increased $5.5 million for 1996, reflecting borrowings used to fund the CTB Acquisition. Interest income decreased to $0.2 million for 1996 compared to $0.7 million in 1995, reflecting lower average cash balances due to the CTB Acquisition.
   The effective income tax rate for 1996 was 39.3% as compared to 42.0% in 1995. The decrease in the effective tax rate was attributable to the inclusion in 1995 results of $1.4 million of non-deductible expenses related to the CTB Acquisition.
   Net income increased 30% or $2.0 million to $8.5 million in 1996 compared to $6.5 million in 1995. This increase was due to increased operating income, $1.4 million of non-recurring transaction costs relating to the CTB Acquisition that negatively impacted 1995 and a lower effective tax rate, partially offset by higher interest costs related to the CTB Acquisition.
   The weighted average common shares outstanding on a diluted basis during 1996 was 7.6 million shares. The diluted shares outstanding at December 31, 1996 was
7.6 million. Comparisons to shares outstanding during 1995 and at December 31, 1995 are not meaningful since the capital structure of the Predecessor Company was substantially different.

PRO FORMA RESULTS OF OPERATIONS
   The following summarizes certain operating results of the Company for 1996 and 1997 on a pro forma basis giving effect to the following transactions as if they had occurred on January 1, 1996: (i) the Kansas City Grain Systems Division Acquisition, (ii) the Fancom Acquisition, (iii) the Vinyl Division Divestiture,
(iv) the repayment of amounts outstanding under the Old Credit Agreement with the proceeds of borrowings under the New Credit Agreement and a portion of the net proceeds of the Offering, (v) the Preferred Stock Exchange, (vi) the Preferred Stock Redemption, and (vii) the Offering.
   For 1997, net sales increased approximately 8% to approximately $226.2 million compared to approximately $208.5 million in 1996. Operating income increased approximately 14% to approximately $29.2 million compared to approximately $25.5 million in 1996. Net income increased approximately 22% to approximately $15.7 million compared to approximately $12.9 million in 1996. Pro forma diluted earnings per share were approximately $1.17 in 1997 and approximately $0.97 in 1996, an increase of approximately 22% on pro forma weighted average shares outstanding of 13.3 million shares in both years.

FINANCIAL POSITION
   Changes in the financial position of the Company from 1996 to 1997 include the effects of both operational changes and the Fancom Acquisition, Kansas City Grain Systems Division Acquisition, Vinyl Division Divestiture, Preferred Stock Redemption and the Offering.
   Total assets increased from $103.4 million at December 31, 1996 to $167.6 million at December 31, 1997. Accounts receivable increased by $12.2 million from December 31, 1996 to December 31, 1997. Approximately $6.7 million was due to the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition. The remaining $5.5 million increase is due primarily to an increase in days sales outstanding on export sales which are covered under an export credit insurance policy that became effective in late 1996. Inventories at December 31, 1997 increased by $11.2 million from December 31, 1996. The Fancom Acquisition and the Kansas City Grain Systems Division Acquisition are responsible for a $13.0 million increase offset in part by a $1.8 million reduction in inventory through continuous improvement initiatives launched in 1997. Net property, plant and equipment increased $10.8 million from December 31, 1996 to December 31, 1997. This increase is due to the acquisitions and capital expenditures offset by the Vinyl Division Divestiture and depreciation during the year. Intangibles increased by $26.9 million primarily due to the goodwill associated with the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition offset somewhat by the goodwill sold in the Vinyl Division Divestiture in addition to the Earn-Out recognized at December 31, 1997.
   Total liabilities increased from $89.6 million at December 31, 1996 to $94.1 million at December 31, 1997. Accounts payable and accrued liabilities increased $11.1 million during this period, of which $7.9 million was due to the acquisitions. Long-term debt decreased from $65.2 million at December 31, 1996 to $49.2 million at December 31, 1997. This $16.0 million decrease was a net result of additional borrowings to fund the acquisitions offset by the net proceeds of the Offering and cash provided by operations.

 18 CTB 1997 Annual Report

LIQUIDITY AND CAPITAL RESOURCES
   As of December 31, 1997, the Company had $26.3 million of working capital, an increase of $15.5 million from working capital as of December 31, 1996. The acquisitions contributed $11.4 million to the increase, while $5.5 million was added by replacing the Old Credit Agreement with the New Credit Agreement, eliminating the current portion of amounts due under the credit agreements. Net cash provided from operating activities for 1997 was $17.4 million. Cash flows from operations were primarily provided by net income.
   For 1997, cash used in investing activities was $42.1 million, which was primarily used for the Kansas City Grain Systems Division Acquisition and the Fancom Acquisition, partially offset by the Vinyl Division Divestiture. For 1996, cash used in investing activity was $106.6 million, which was primarily used for the CTB Acquisition. The CTB Acquisition was financed through debt and the issuance of common stock and preferred stock.
   For 1997, net cash provided by financing activities was $25.7 million. During this period approximately $105.4 million of existing debt was repaid using proceeds of $49.5 million from the New Credit Agreement and $49.4 million from the Offering, net of expenses and the Preferred Stock Redemption.
   At December 31, 1997, the Company had $45.7 million outstanding under the New Credit Agreement and $44.3 million of unused availability to borrow.
   At December 31, 1997, the Company had $3.5 million of long-term debt outstanding under various terms payable in Dutch guilders. The total payments due in the next year are $1.2 million.
   The Company has recorded a liability of $6.75 million for the payment of an Earn-Out Amount relative to the CTB Acquisition. The first installment is due on August 31, 1998. Also see Note 10 to the consolidated financial statements.
   In October 1997, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of Company stock. As of December 31, 1997, no shares had been repurchased. In February 1998, the Company repurchased 142,500 shares of its common stock for approximately $1.9 million.
   In February 1998, the Company entered into a joint venture agreement with Rota Industria de Maquinas Agricolas to manufacture grain and feed bins, grain handling and seed processing equipment in Brazil. The agreement calls for the Company to contribute approximately $3.0 million to the joint venture during 1998.
   The Company believes that existing cash, cash flows from operations and available borrowings under the New Credit Agreement will be sufficient to support its working capital, capital expenditures, debt service requirements and other commitments for the foreseeable future.

SEASONALITY
   Sales of agricultural equipment are seasonal, with poultry, swine and egg producers purchasing equipment during prime construction periods in the spring, summer and fall, and grain producers and processors traditionally purchasing storage bins in the summer and fall in conjunction with the harvesting season. The Company's net sales and net income have historically been lower during the first and fourth fiscal quarters as compared to the second and third quarters as distributors and dealers increase inventory in anticipation of seasonal demand.

IMPACT OF INFLATION
   The Company attempts to minimize the impact of inflation through cost reductions and by improving productivity. In addition, the Company principally uses the last-in, first-out (LIFO) method of accounting for inventories (whereby the cost of products sold approximates current costs), which substantially includes the impact of inflation in costs of sales. The Company does not believe that inflation has had a material effect on its results of operations for the periods presented.

YEAR 2000 COMPLIANCE
   The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a two-digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.
   The Company has made and will continue to make certain investments in its software systems and applications to ensure that the Company is Year 2000 Compliant. The modification process of most significant applications is substantially complete. The Company plans on having all significant applications completed by December 31, 1998.
   In addition, the Company is communicating with those with whom it does significant business to

                                                      CTB 1997 Annual Report  19
determine their Year 2000 Compliance readiness and the extent to which the Company is vulnerable to any third-party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted in a timely manner, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.
   The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. These costs and the date on which the Company plans to complete the Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

NEW ACCOUNTING PRONOUNCEMENTS
   In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and, in 1998 they issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises current disclosure requirements for employers' pensions and other retiree benefits. These standards are effective for years beginning after December 15, 1997. These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows.

FORWARD-LOOKING STATEMENTS
   In addition to historical information, this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include discussion of sales growth, market share gains, ability to leverage distribution capabilities and brand names, rising demand for and production of meat protein, eggs and grain, increased demand for the Company's equipment that produces such products, operating margin improvement, strategies for serving markets outside of the United States, timing of start-up of joint venture operations, the ability to grow through acquisitions, and the adequacy and availability of liquidity and capital resources to meet the Company's needs. These forward-looking statements involve factors, risks and uncertainties which may cause actual results to differ materially from those expressed or implied. The factors that could cause actual results to differ materially include, but are not limited to, the following: (1) risks associated with the agricultural industry such as feed and grain price fluctuation, crop yields, demand, weather conditions, and outbreaks of disease; (2) risks associated with acquisitions such as incurring significantly higher-than-anticipated capital expenditures and operating expenses, failing to assimilate the operations and personnel of acquired businesses, losing customers, entering markets in which the Company has no or limited experience, disrupting the Company's ongoing business, dissipating the Company's management resources and the possibility the Company will not complete contemplated acquisitions; (3) risks common to international operations including unexpected changes in tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political and economic instability, and fluctuations in currency exchange rates; and (4) other risks including, but not limited to, those detailed in the Company's prospectus filed with its registration statement with the Securities and Exchange Commission (SEC) on August 20, 1997, as well as periodic reports filed with the SEC.

 20 CTB 1997 Annual Report

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF CTB INTERNATIONAL CORP.:

     We have audited the accompanying consolidated balance sheets of CTB International Corp. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Predecessor Company for the year ended December 31, 1995 were audited by other auditors whose report, dated February 16, 1996, expressed an unqualified opinion on those statements.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such 1997 and 1996 consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Chicago, Illinois
February 20, 1998

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                 PREDECESSOR
  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995                       Company                       Company
    (in thousands, except per share amounts)                1997                1996                1995
----------------------------------------------------------------------------------------------------------------
NET SALES                                                 $202,063            $148,853            $138,119
COST OF SALES                                              148,345             110,303             105,578
----------------------------------------------------------------------------------------------------------------
   Gross profit                                             53,718              38,550              32,541
OTHER OPERATING EXPENSE:
   Selling, general and administrative expenses             26,506              18,257              20,606
   Amortization of goodwill                                  1,373                 959                   -
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            25,839              19,334              11,935
OTHER INCOME (EXPENSE):
   Interest income                                             279                 168                 721
   Interest expense                                         (5,282)             (5,500)                  -
   Gain on sale of Vinyl Division                            3,562                   -                   -
   Expenses associated with the sale of the
      Predecessor Company                                        -                   -              (1,396)
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                  24,398              14,002              11,260
INCOME TAXES                                                10,499               5,500               4,730
----------------------------------------------------------------------------------------------------------------
 NET INCOME                                               $ 13,899            $  8,502            $  6,530
----------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
   Basic:  Earnings per common share                      $   1.49            $   1.17                    (1)
----------------------------------------------------------------------------------------------------------------
          Weighted average common shares
     outstanding                                             9,310               7,256                    (1)
----------------------------------------------------------------------------------------------------------------
   Diluted: Earnings per common share                     $   1.43            $   1.12                    (1)
----------------------------------------------------------------------------------------------------------------
          Weighted average common shares
     outstanding                                             9,716               7,569                    (1)
----------------------------------------------------------------------------------------------------------------

(1) Due to changes in the Company's capital structure resulting from the CTB Acquisition, historical net income per share is not meaningful and therefore is not presented.
See notes to consolidated financial statements.

                                                      CTB 1997 Annual Report  21

                          CONSOLIDATED BALANCE SHEETS

                 DECEMBER 31, 1997 AND 1996
            (IN THOUSANDS, EXCEPT SHARE AMOUNTS)                       1997                1996
-------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                         $  1,161            $    258
   Accounts receivable, less allowance for
      doubtful accounts of $657 and $449, respectively                 23,875              11,694
   Inventories                                                         25,352              14,153
   Deferred income taxes                                                1,912               1,863
   Prepaid expenses and other current assets                            3,222               1,206
-------------------------------------------------------------------------------------------------------
      Total current assets                                             55,522              29,174
PROPERTY, PLANT AND EQUIPMENT - Net                                    46,407              35,644
INTANGIBLES - Net                                                      65,328              38,453
OTHER ASSETS                                                              384                  80
-------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                        $167,641            $103,351
-------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                                  $ 10,598            $  4,481
   Current portion of long-term debt                                    1,245               5,500
   Current portion of accrued Earn-Out                                  1,688                   -
   Accrued liabilities                                                 11,810               6,802
   Deferred revenue                                                     3,863               1,618
-------------------------------------------------------------------------------------------------------
      Total current liabilities                                        29,204              18,401
LONG-TERM DEBT                                                         47,919              59,650
DEFERRED INCOME TAXES                                                   9,369               9,593
ACCRUED POSTRETIREMENT BENEFIT COST                                     2,435               1,966
ACCRUED EARN-OUT                                                        5,062
COMMITMENTS AND CONTINGENCIES (See Note 10)
MINORITY INTEREST                                                         106                   -
STOCKHOLDERS' EQUITY:
   Common stock, $.01 par value
      1997 - 40,000,000 shares authorized; 12,924,990 shares
         issued and outstanding                                           129
      1996 - 11,488,635 shares authorized; 7,255,980 shares
         issued and outstanding                                                                73
   Preferred stock - 6% cumulative, $.01 par value
      1997 - 4,000,000 shares authorized; 0 shares issued
         and outstanding                                                    -
      1996 - 50,000 shares authorized; 24,000 shares issued
         and outstanding, liquidation preference $24,000                                        -
Additional paid-in capital                                             78,440              29,927
Reduction for carryover of predecessor cost basis                     (26,871)            (24,704)
Retained earnings                                                      22,401               8,502
Cumulative translation adjustment                                        (553)                (57)
-------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                       73,546              13,741
-------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $167,641            $103,351
-------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

 22 CTB 1997 Annual Report

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

      YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(in thousands, except share amounts)                                         Company
                                                                                          Reduction for
                                                                              Additional  Carryover of  Cumulative
                                         Common Stock       Preferred Stock     Paid-in    Predecessor  Translation Retained
                1997                   Shares    Amount    Shares    Amount     Capital    Cost Basis   Adjustment  Earnings
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997             7,255,980        $73   24,000        $ -     $29,927    ($24,704)        ($57)    $8,502
ISSUANCE OF COMMON STOCK                21,224          -                             231
ISSUANCE OF PREFERRED STOCK                                     69          -          69
EFFECTS OF THE OFFERING:
   Redemption of 15,000 shares of
      preferred stock                                      (15,000)         -    (15,000)
   Exchange of preferred stock for
      common stock                     647,786          6   (9,069)         -         (6)
   Issuance of common stock - net of
      expenses                       5,000,000         50                          63,219
REDUCTION FOR CARRYOVER OF
   PREDECESSOR COST BASIS                                                                      (2,167)
NET INCOME                                                                                                             13,899
CUMULATIVE TRANSLATION ADJUSTMENT                                           -                                 (496)
-----------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1997          12,924,990      $129        -        $ -     $78,440    ($26,871)       ($553)   $22,401
-----------------------------------------------------------------------------------------------------------------------------

      YEARS ENDED DECEMBER 31, 1997,
(in thousands, except share amounts)   Company

                1997                    Total
------------------------------------  ---------
BALANCE, JANUARY 1, 1997               $13,741
ISSUANCE OF COMMON STOCK                   231
ISSUANCE OF PREFERRED STOCK                 69
EFFECTS OF THE OFFERING:
   Redemption of 15,000 shares of
      preferred stock                  (15,000)
   Exchange of preferred stock for
      common stock                           -
   Issuance of common stock - net of
      expenses                          63,269
REDUCTION FOR CARRYOVER OF
   PREDECESSOR COST BASIS               (2,167)
NET INCOME                              13,899
CUMULATIVE TRANSLATION ADJUSTMENT         (496)
----------------------------------------------
 BALANCE, DECEMBER 31, 1997            $73,546
----------------------------------------------

                                                                           Company
                                                                                   Reduction for
                                                                       Additional  Carryover of  Cumulative
                                  Common Stock       Preferred Stock     Paid-in    Predecessor  Translation Retained
            1996                Shares    Amount    Shares    Amount     Capital    Cost Basis   Adjustment  Earnings    Total
--------------------------------------------------------------------------------------------------------------------------------
INITIAL CAPITALIZATION,
   JANUARY 1, 1996              600,000        $ 6   24,000        $ -     $29,994          $ -          $ -       $ -  $30,000
EFFECTS OF 12.0933-FOR-ONE
   STOCK SPLIT (See Note 2)   6,655,980         67                            (67)                                            -
REDUCTION FOR CARRYOVER OF
   PREDECESSOR COST BASIS                                                              (24,704)                         (24,704)
NET INCOME                                                                                                       8,502    8,502
CUMULATIVE TRANSLATION
   ADJUSTMENT                                                                                           (57)                (57)
--------------------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1996   7,255,980        $73   24,000        $ -     $29,927    ($24,704)        ($57)    $8,502  $13,741
--------------------------------------------------------------------------------------------------------------------------------

                                                             Predecessor Company
                                                 Treasury Stock         Common Stock                    Additional
                              Common Stock               (at cost) Subscribed  Subscribed Subscriptions  Paid-in
           1995             Shares    Amount    Shares    Amount     Shares      Amount    Receivable    Capital
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995    63,839    $1,247         -       $ -          151        $108        ($65)    $2,248
NET INCOME
PURCHASE OF TREASURY STOCK                       1,500    (1,430)
RETIREMENT OF TREASURY
   STOCK                    (1,500)      (20)   (1,500)    1,430
CASH DIVIDENDS DECLARED
SETTLEMENT OF COMMON STOCK
   SUBSCRIPTIONS                72        53                             (72)        (53)           43
CUMULATIVE TRANSLATION
   ADJUSTMENT
------------------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31,
  1995                      62,411    $1,280         -       $ -           79         $55        ($22)    $2,248
------------------------------------------------------------------------------------------------------------------

                                  Predecessor Company
                            Cumulative
                            Translation Retained
           1995             Adjustment  Earnings    Total
--------------------------  -------------------------------
BALANCE, JANUARY 1, 1995           $21   $33,643   $37,202
NET INCOME                                 6,530     6,530
PURCHASE OF TREASURY STOCK                          (1,430)
RETIREMENT OF TREASURY
   STOCK                                  (1,410)        -
CASH DIVIDENDS DECLARED                   (1,519)   (1,519)
SETTLEMENT OF COMMON STOCK
   SUBSCRIPTIONS                                        43
CUMULATIVE TRANSLATION
   ADJUSTMENT                       15                  15
----------------------------------------------------------
 BALANCE, DECEMBER 31,
  1995                             $36   $37,244   $40,841
----------------------------------------------------------

See notes to consolidated financial statements.

                                                      CTB 1997 Annual Report  23

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 Predecessor
  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995                       Company                       Company
                 (in thousands)                             1997                1996                1995
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                             $  13,899           $   8,502            $ 6,530
   Adjustments to reconcile net income to net
      cash flows from operating activities:
      Depreciation                                            4,873               4,609              3,627
      Amortization                                            1,706               1,251                  -
      Gain on sale of property, plant and
         equipment                                              (46)               (574)               (35)
      Gain on sale of Vinyl Division                         (3,562)                  -                  -
      Deferred income taxes                                    (441)                (63)              (487)
      Changes in operating assets and
         liabilities:
         Accounts receivable                                 (4,345)              2,226             (1,750)
         Inventories                                          3,108                (967)             2,103
         Prepaid expenses and other assets                   (1,636)              1,381                761
         Accounts payable, accruals and other
            liabilities                                       3,856              (4,651)               514
----------------------------------------------------------------------------------------------------------------
            NET CASH FLOWS FROM OPERATING
              ACTIVITIES                                     17,412              11,714             11,263
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of CTB, Inc., net of cash acquired                 -            (104,741)                 -
   Acquisitions, net of cash acquired                       (45,913)                  -                  -
   Proceeds from sale of Vinyl Division                       8,158                   -                  -
   Acquisition of property, plant and equipment              (4,437)             (3,402)            (4,698)
   Proceeds from sale of property, plant and
      equipment                                                  88               1,537                 52
----------------------------------------------------------------------------------------------------------------
            NET CASH FLOWS FROM INVESTING
              ACTIVITIES                                    (42,104)           (106,606)            (4,646)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from Acquisition debt:
      Revolving credit                                            -              24,000                  -
      Term loans                                                  -              65,000                  -
   Issuance of common stock                                  63,532               6,000                 43
   Treasury stock acquisitions                                    -                   -             (1,430)
   Issuance of preferred stock                                   69              24,000                  -
   Redemption of preferred stock                            (15,000)                  -                  -
   Proceeds from long-term debt                             130,348              20,400                  -
   Principal payments on long-term debt                    (153,279)            (44,250)                 -
   Dividends paid                                                 -                   -             (1,967)
----------------------------------------------------------------------------------------------------------------
            NET CASH FLOWS FROM FINANCING
              ACTIVITIES                                     25,670              95,150             (3,354)
----------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                       978                 258              3,263
NET EFFECT OF TRANSLATION ADJUSTMENT                            (75)                  -                  -
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  258                   -              9,840
----------------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                 $   1,161           $     258            $13,103
----------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Non-cash investing and financing activities:
     In December 1997, the Company recorded a liability of $6,750,000 pursuant to the Stock Purchase Agreement entered into in conjunction with the Acquisition.

See notes to consolidated financial statements.

 24 CTB 1997 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION
   On January 4, 1996, CTB International Corp. (the "Company"), formerly CTB Holdings, Inc., through its wholly owned subsidiary, CTB Ventures, Inc. ("CTB Ventures"), corporations formed by affiliates of American Securities Capital Partners, L.P. ("ASCP"), acquired all of the outstanding stock of CTB, Inc. (the "Predecessor Company") in a leveraged buyout transaction for an aggregate purchase price of approximately $117.8 million, including acquisition costs of approximately $2.3 million and cash acquired of approximately $13.1 million (the "Acquisition"). At December 31, 1997, the purchase price was adjusted from $117.8 million up to $124.6 million to recognize an accrued liability for the estimated Earn-Out Amount as discussed in Note 10 to the consolidated financial statements. The Acquisition was funded by the issuance of $6 million in common stock, $24 million of preferred stock, bank term loans of $65 million and revolving credit loans of $24 million. Concurrent with the Acquisition, the Predecessor Company merged into CTB Ventures and CTB Ventures changed its name to CTB, Inc. For convenience, the Acquisition was accounted for as if it had occurred on January 1, 1996.
   In connection with the Acquisition, shareholders of the Predecessor Company exchanged $9.9 million in shares of stock of the Predecessor Company for an equal value of shares of common and preferred stock of the Company. Accordingly, at the date of the Acquisition, the Company was owned 67.9% by affiliates of ASCP and certain new management investors, with the remaining 32.1% owned by former stockholders of the Predecessor Company. The Acquisition has been accounted for using the purchase method of accounting to the extent of 67.9% change in ownership with the remaining 32.1% valued at historical book value. To the extent of the change in ownership, the purchase price has been allocated to the assets and liabilities of the Predecessor Company based on their fair values as of the Acquisition date. The fair values of assets and liabilities were based on independent appraisals and estimates by management. The Company has recorded an adjustment ("reduction for carryover of predecessor cost basis") to reduce the Predecessor Company shareholders' investment in the Company to the historical cost basis of their investment in the Predecessor Company.
   The following summarizes the purchase price allocation:

             (in thousands)
-----------------------------------------------------
Current assets                             $ 32,380
Property, plant and equipment                37,814
Intangibles and other assets                 44,467
Liabilities assumed                         (30,041)
-----------------------------------------------------
Total                                        84,620
Reduction for carryover of predecessor
   cost basis                                26,871
-----------------------------------------------------
 TOTAL PURCHASE PRICE                      $111,491
-----------------------------------------------------

   The 1995 consolidated financial statements of the Predecessor Company have been prepared on the historical cost basis. Accordingly, the financial statements of the Company are not directly comparable to those of the Predecessor Company. The following summarized unaudited pro forma income statement for the year ended December 31, 1995 assumes that the Acquisition had occurred on January 1, 1995 and the purchase price was the same. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to represent what the results of operations would have been if the Acquisition had actually occurred on January 1, 1995 or to project future results.

            (in thousands)
---------------------------------------------------
Net sales                                $138,119
Cost of sales                             106,514
---------------------------------------------------
Gross profit                               31,605
Other operating expenses:
   Selling, general, and
      administrative expenses              20,771
   Amortization of goodwill                 1,080
---------------------------------------------------
Operating income                            9,754
Other income (expense):
   Interest income                            721
   Interest expense                        (5,500)
---------------------------------------------------
Income before income taxes                  4,975
Income taxes                                2,251
---------------------------------------------------
 NET INCOME                              $  2,724
---------------------------------------------------

                                                      CTB 1997 Annual Report  25

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - The Company is a designer, manufacturer and marketer of agricultural equipment comprised of automated feeding, watering, ventilation, feed bins, controls and integrated commercial egg laying and handling systems for the poultry, swine and egg production markets and grain storage and handling systems for the grain systems market. The company markets its products on a worldwide basis primarily under the CHORE-TIME(R), BROCK(R), FANCOM(R) and BUTLER(R) brand names.

PRINCIPLES OF CONSOLIDATION 1997 AND 1996 - The consolidated financial statements include the accounts of CTB International Corp. and its wholly owned and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated.

PRINCIPLES OF CONSOLIDATION 1995 - The consolidated financial statements include the accounts of CTB, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES - Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method, except for the inventories of Fancom Holding B.V. and its consolidated subsidiaries, which are stated at the lower of cost or market using the first-in, first-out ("FIFO") method.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of individual assets. The estimated useful lives range from 10 to 40 years, or the life of the lease if shorter, for buildings and improvements, and from three to 10 years for machinery and equipment.

GOODWILL - Goodwill represents costs in excess of the fair value of net assets acquired and is amortized using the straight-line method over 40 years, except for Fancom Holding B.V. and its consolidated subsidiaries which is over 25 years.
   The Company periodically assesses the recoverability of intangibles based on its expectations of future profitability and undiscounted cash flow of the related operations. These factors, along with management's plans with respect to the operations are considered in assessing the recoverability of goodwill and other purchased intangibles. If the Company determines, based on such measures, that the carrying amount is impaired, the goodwill will be written down to its recoverable value with a corresponding charge to earnings. Recoverable value is calculated as the amount of estimated future cash flows for the remaining amortization period. During the periods presented no such impairment was incurred.

DEFERRED FINANCE COSTS - Costs associated with the issuance of debt are being amortized using the straight-line method over the life of the related debt. Amortization expense is included in interest expense.

INCOME TAXES - The Company provides for income taxes under the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recorded based on the expected tax effects of future taxable income or deductions resulting from differences in the financial statement and tax bases of assets and liabilities. An allowance is provided whenever management believes it is more likely than not that tax benefits will not be utilized.

REVENUE RECOGNITION OF DEFERRED REVENUE AND PRODUCT WARRANTIES - Sales of products and services are recorded based upon shipment of product and performance of services. Egg laying and handling system projects, which generally do not exceed one year, require predetermined payment intervals and, in some instances, customer prepayments. Such revenue is deferred and recognized at the date that the product is shipped or the service is performed.
   The Company recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the

 26 CTB 1997 Annual Report
ratio of cost incurred to date on the contract to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance. Provisions for estimated losses on incomplete contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised. There is no significant difference in the costs in excess of billings or the billings in excess of costs for the periods presented.
   Depending on the product, the Company provides its customers with a one- to five-year warranty, from the date of purchase, or longer for certain components. Estimated warranty costs are accrued at the time of sale and do not differ materially from actual product warranty costs. Warranty expenses for the years ended December 31, 1997, 1996 and 1995 were approximately $1,583,000; $1,171,000 and $1,312,000, respectively.

CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company's customers are not concentrated in any specific geographic region, but are concentrated in the agricultural industry. No single customer accounted for a significant amount of the Company's sales in 1997 or 1996 or the Predecessor Company's sales in 1995, and there were no significant accounts receivable from a single customer at December 31, 1997 or 1996. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. To reduce credit risk, the Company generally receives down payments on large orders.

RESEARCH AND DEVELOPMENT - Research and development expenditures are charged to operations as incurred. Total research and development expenses for 1997, 1996 and 1995 were approximately $4,377,000; $3,555,000 and $3,830,000, respectively.

FOREIGN CURRENCY TRANSLATION - The Company has determined the local currency to be the functional currency of all foreign subsidiaries. Assets and liabilities of non-U.S. subsidiaries are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a currency component in stockholders' equity.

INTEREST RATE SWAP AGREEMENTS - The Company enters into interest rate swaps in managing its interest rate risk and holds such instruments for purposes other than trading. In these swaps, the Company agrees with other parties to exchange, at specific intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. Because some of the Company's interest-bearing liabilities are floating rate obligations, interest rate swaps in which the Company pays the fixed rate and receives the floating rate are used to reduce the impact of market interest rate fluctuation on the Company's net income. The differential to be paid or received on interest rate swap agreements entered into to reduce the impact of changes in interest rates is recognized as an adjustment to interest income or expense related to the hedged liability over the life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income, coincident with the extinguishment.

FORWARD EXCHANGE CONTRACTS - The Company enters into foreign currency forward exchange contracts on a limited basis. Contracts entered are for significant outstanding accounts receivable in currencies other than the U.S. dollar for which timing of the receipt of payment can be reasonably estimated. The purpose of the Company's hedging activities is to protect the Company from the risk that the eventual dollar net inflows resulting from the sale of products to foreign customers will be adversely affected by changes in foreign currency exchange rates. Option contracts that are designated as hedges are marked to market with realized and unrealized gains and losses deferred and recognized in earnings as an adjustment to the assets and liabilities being hedged. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on the contracts generally offset gains and losses on the assets and liabilities being hedged.
   There were no contracts outstanding at December 31, 1997. All contracts outstanding at December 31, 1996 and 1995 had a term of three months or less. Differences between the contract rate and the fair value for contracts outstanding at December 31, 1996 and 1995 were insignificant.

                                                      CTB 1997 Annual Report  27

IMPAIRMENT OF LONG-LIVED ASSETS - Management reviews long-lived assets and the related intangible assets for impairment of value whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the Company determines it is unable to recover the carrying value of the assets, the assets will be written down using an appropriate method. Management does not believe current events or circumstances provide evidence that suggest asset values have been impaired.

EARNINGS PER COMMON SHARE - On December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires the disclosure of two earnings per common share computations; basic and diluted. Earnings per common share ("EPS") are computed by dividing net income by the weighted average number of shares of common stock (basic) plus common stock equivalents (diluted) outstanding during the year. Common stock equivalents consist of stock options and have been included in the calculation of weighted average shares outstanding using the treasury stock method. EPS computations for prior years have been restated to reflect this new standard.
   The basic weighted average common shares outstanding reconciles to diluted weighted average common shares outstanding as follows:

        (in thousands)              1997      1996
-----------------------------------------------------
Basic weighted average common
   shares outstanding               9,310     7,256
Dilutive effect of stock
   options                            406       313
-----------------------------------------------------
 DILUTED WEIGHTED AVERAGE
   COMMON SHARES OUTSTANDING        9,716     7,569
-----------------------------------------------------

   In conjunction with the Offering, the Company's Board of Directors approved a 12.0933-for-one common stock split effective August 21, 1997. All agreements concerning stock options and other commitments payable in shares of the Company's common stock provide for the issuance of additional shares due to the stock split. An amount equal to the par value of the common shares issued was transferred from additional paid-in capital to the common stock account. This transfer has been reflected in the Consolidated Statements of Stockholders' Equity for the year ended December 31, 1996. All references to number of shares and per share information in the Company's consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

NEW ACCOUNTING PRONOUNCEMENTS - In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and, in 1998 they issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises current disclosure requirements for employers' pensions and other retiree benefits. These standards are effective for years beginning after December 15, 1997. These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows.

RECLASSIFICATIONS -- Certain reclassifications have been made to conform the prior years' financial statements with the current year presentation.

3. BUSINESS COMBINATIONS
   On May 1, 1997, the Company acquired all the capital stock of Fancom Holding B.V. ("Fancom Acquisition"). Based in The Netherlands, Fancom is a manufacturer and marketer of climate control systems and software applications for the agricultural equipment industry. The purchase price of $12.6 million, net of cash acquired and including expenses, was financed through borrowings.
   On June 23, 1997, the Company acquired substantially all of the assets of Butler Manufacturing Company's Grain Systems Division ("Kansas City Grain Systems Division Acquisition"). Based in Kansas City, Missouri, Kansas City Grain Systems Division manufactures grain storage bins and markets grain storage, conditioning and handling systems for grain producers and processors throughout the world. The purchase price of $33.3 million, net of cash acquired and including expenses, was financed through borrowings.
   Both transactions were accounted for under the purchase method of accounting. Accordingly, the purchase prices have been allocated to the acquired assets and liabilities based on their fair market values as of the dates of acquisition with the remainder charged to goodwill which will be amortized on a straight-line basis over 25 years for Fancom and over

 28 CTB 1997 Annual Report

40 years for Kansas City Grain Systems Division. Fancom's and Kansas City Grain Systems Division's financial statements subsequent to the acquisitions are consolidated and included in the Company's Consolidated Balance Sheet as of December 31, 1997 and the Consolidated Statements of Income and Consolidated Statements of Cash Flows for the year ended December 31, 1997. The purchase prices have been allocated as follows:

           (in thousands)
--------------------------------------------------
Current assets                          $ 23,779
Property, plant and equipment             12,927
Intangibles and other assets              25,651
Long-term debt assumed                    (5,854)
Liabilities assumed                      (10,590)
--------------------------------------------------
 TOTAL PURCHASE PRICE                   $ 45,913
--------------------------------------------------

   The following summarizes the unaudited pro forma consolidated operating results for the years ended December 31, 1997 and 1996 reflecting the allocation of the purchase price and related financing of the acquisitions, assuming the acquisitions had occurred at January 1, 1996. Net sales for 1997 and 1996 were approximately $230.8 million and $217.4 million, respectively. Operating income for 1997 and 1996 would be approximately $29.6 million and $26.8 million, respectively. Net income for 1997 and 1996 would be approximately $15.1 million and $10.0 million, respectively. Pro forma basic earnings per share for 1997 and 1996 would be approximately $1.62 and $1.38, respectively. Pro forma diluted earnings per share for 1997 and 1996 would be approximately $1.55 and $1.32, respectively.

4. BUSINESS DISPOSITION
   On May 29, 1997 the Company sold substantially all assets (other than accounts receivable) relating to its PVC deck, dock and fence business for approximately $8.2 million to a subsidiary of Royal Group Technologies Limited. The sale resulted in an approximate $3.6 million pre-tax gain with a related tax expense of approximately $2.5 million. In conjunction with the sale, the Company entered into a joint venture with the acquirer to produce certain extruded PVC agricultural equipment component parts for the Company for a period of five years.

5. INVENTORIES
   Inventories consist of the following:

      (in thousands)              1997        1996
------------------------------------------------------
Raw material                     $ 7,878     $ 3,384
Work in process                    3,872       2,503
Finished goods                    13,602       8,266
------------------------------------------------------
                                  25,352      14,153
LIFO valuation allowance               -           -
------------------------------------------------------
 TOTAL                           $25,352     $14,153
------------------------------------------------------

   Approximately 81% and 100% of the Company's inventories are stated on the LIFO basis at December 31, 1997 and 1996, respectively.

6. PROPERTY, PLANT AND EQUIPMENT
   Property, plant and equipment consist of the following:

      (in thousands)              1997        1996
------------------------------------------------------
Land and improvements            $ 2,576     $ 1,161
Buildings and improvements        18,853      15,062
Machinery and equipment           31,322      22,783
Construction in progress           2,405       1,220
------------------------------------------------------
                                  55,156      40,226
Less accumulated
  depreciation                    (8,749)     (4,582)
------------------------------------------------------
 TOTAL                           $46,407     $35,644
------------------------------------------------------

7. INTANGIBLES
   Intangibles consist of the following:

      (in thousands)              1997        1996
------------------------------------------------------
Goodwill                         $66,099     $38,351
Accumulated amortization          (2,251)       (959)
------------------------------------------------------
Goodwill - net                    63,848      37,392
------------------------------------------------------
Deferred finance costs             2,105       1,353
Accumulated amortization            (625)       (292)
------------------------------------------------------
Deferred finance costs -
  net                              1,480       1,061
------------------------------------------------------
 TOTAL                           $65,328     $38,453
------------------------------------------------------

8. ACCRUED LIABILITIES
   Accrued liabilities consist of the following:

      (in thousands)              1997        1996
------------------------------------------------------
Salaries, wages, and
  benefits                       $ 4,843     $ 3,605
Warranty                           1,484       1,050
Income taxes                       1,804           -
Other                              3,679       2,147
------------------------------------------------------
 TOTAL                           $11,810     $ 6,802
------------------------------------------------------

                                                      CTB 1997 Annual Report  29

9. LONG-TERM DEBT
   Long-term debt consists of the following:

        (in thousands)              1997      1996
-----------------------------------------------------
Revolving line of credit           $45,700   $ 4,900
Term loans payable to bank           3,464    60,250
-----------------------------------------------------
                                    49,164    65,150
Less current portion                 1,245     5,500
-----------------------------------------------------
 TOTAL                             $47,919   $59,650
-----------------------------------------------------

   Effective August 21, 1997, in conjunction with the Offering, the Company entered into a revolving credit facility totaling $90,000,000 which includes a $5,000,000 swingline facility and a $10,000,000 sublimit for trade and standby letters of credit ("New Credit Agreement"). The New Credit Agreement replaced the Old Credit Agreement. There is no mandatory principal amortization prior to the maturity date in 2002; however, the Company is subject to certain financial and business covenants customary for credit facilities of this type. At December 31, 1997, the Company had approximately $44,300,000 of availability under the New Credit Agreement. Borrowings under the New Credit Agreement bear interest at rates ranging from 0.25% to 0.625% over LIBOR, depending upon certain financial ratios. At December 31, 1997, the rates range from 6.18% to 6.528%.
   Under the New Credit Agreement, CTB is required to maintain a minimum net worth of not less than 90% of the sum of its net worth at June 30, 1997 and the net proceeds of the Offering. The minimum net worth is to be increased quarterly by an amount equal to 50% of the quarterly earnings of CTB. This covenant limits the dividends CTB can pay to the Company and, therefore, the dividends the Company can pay to its stockholders. The Company was in compliance with all debt covenants at December 31, 1997.
   On January 4, 1996, the Company entered into a senior credit facility totaling $90,000,000 ("Old Credit Agreement"). The facility, secured by 100% of the Company's assets, consisted of a $25,000,000 revolving line of credit, a $45,000,000 term loan and a $20,000,000 term loan. The Company was in compliance with all debt covenants at December 31, 1996.
   The term loans bear interest at rates ranging from 4.1% to 9.0% and are secured by named assets of Fancom.
   Interest paid was approximately $4,936,000; $5,080,000 and $0 in 1997, 1996, and 1995, respectively.
   In conjunction with the debt agreements, the Company maintains an interest rate swap agreement which effectively converts $44.5 million of the revolver debt into approximately 6.0% fixed rate debt. A total of $15.0 million of the swap agreement expires on December 31, 1998, and the remaining $29.5 million expires on June 30, 2001.
   The carrying value of debt approximates fair value because the floating interest rates reflect market rates. The fair value of interest rate swaps was $208,000 and $626,000 at December 31, 1997 and 1996, respectively.
   The aggregate maturities of long-term debt at December 31, 1997 are as follows:

   (in thousands)       Term Loans     Revolver      Total
--------------------------------------------------------------
1998                          $1,245   $      -     $ 1,245
1999                           1,116          -       1,116
2000                             605          -         605
2001                             102          -         102
2002                             396     45,700      46,096
--------------------------------------------------------------
 TOTAL                        $3,464   $ 45,700     $49,164
--------------------------------------------------------------

10. COMMITMENTS AND CONTINGENCIES
   There are various claims and pending legal proceedings against the Company involving matters arising out of the ordinary conduct of business. While the Company is unable to predict with certainty the outcome of current proceedings, based upon the facts currently known to it, the Company does not believe that resolution of these proceedings will have a material adverse effect on its financial condition and results of operations.
   Pursuant to the Stock Purchase Agreement, the Company has agreed to make certain contingent payments to the Predecessor Company stockholders (the "Earn-Out Amount") based on a calculation of cumulative Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") calculated in accordance with the Stock Purchase Agreement. The Earn-Out Amount is determined based on cumulative EBITDA for the three-year period ended December 31, 1998. The cumulative EBITDA target is subject to adjustment in the event of any merger, acquisition, divestiture or other extraordinary transaction. A recent amendment to the Stock Purchase Agreement to give effect to the Kansas City Grain Systems Division Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture has revised the EBITDA target from $89.5 million to $103.4 million.

 30 CTB 1997 Annual Report

   The Company could be liable to pay the Predecessor Company stockholders up to a maximum amount equal to $13,500,000, which would be recorded as an adjustment to the purchase price for the Acquisition. Fifty percent of the maximum Earn-out Amount is to be paid at the attainment of 85% of the cumulative EBITDA target, with payment increasing on a linear scale up to the target amount. No payment is required unless 85% of the cumulative EBITDA target is attained.
   If an Earn-Out Amount is payable, the Company is obligated to pay the Earn-Out Amount in four semi-annual installments beginning on August 31, 1998. The first installment is equal to 25% of the estimated Earn-Out Amount, the second installment is equal to 50% of the actual Earn-Out Amount minus the amount of the first installment, and the third and fourth installments are each equal to 25% of the actual Earn-Out Amount. Accrued interest from January 1, 1999 at the prime rate on the last business day of 1998 will be payable on the third and fourth installments, provided that interest at such interest rate on the first installment payment from August 31, 1998 to December 31, 1998 will be credited against such amount.
   As of December 31, 1997 the cumulative EBITDA for purposes of calculating the Earn-Out Amount is $58,100,000. The cumulative EBITDA for the two years ended December 31, 1997 is not representative of possible 1998 performance primarily due to the Kansas City Grain Systems Division Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture occurring in 1997.
   At December 31, 1997, the Company recorded a $6,750,000 liability with the expectation of attaining, at a minimum, 85% of the cumulative EBITDA target.
   The Company has a Management Incentive Compensation Plan whereby certain employees receive annual bonuses based upon achievement of certain financial goals, including EBITDA targets.

11. PROFIT SHARING
   The Company has a qualified defined contribution profit-sharing retirement plan that covers substantially all employees who are not participants in certain defined benefit plans. The agreement provides that Company contributions to the profit-sharing trust be made in amounts as determined by the Company's Board of Directors. Contributions are allocated to participants on the basis of proportionate compensation at the close of each fiscal year. Benefits to participants are limited to funds in their individual accounts. The Company and the Predecessor Company recorded expenses of approximately $1,334,000; $1,403,000 and $1,160,000 in 1997, 1996, and 1995, respectively.
   The profit-sharing plan has a 401(k) provision which allows participants to contribute a percentage of their pre-tax compensation to the plan within Internal Revenue Code limits. Upon authorization of the Board of Directors, the Company may make matching contributions. Matching contributions made by the Company and the Predecessor Company approximated $370,000; $337,000 and $334,000 in 1997, 1996, and 1995, respectively.

12. PENSION PLANS
   The Company has defined benefit pension plans covering certain employees at specified business units acquired in 1997 as a result of the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition. The benefits for these plans are based primarily on years of service and stated amounts for each year of service or compensation levels for the covered employees. Net pension expense includes the following components:

              (in thousands)                 1997
----------------------------------------------------
Service cost                                  $27
Interest cost                                  30
Net amortization and deferral                  29
----------------------------------------------------
 NET PERIODIC PENSION COST                    $86
----------------------------------------------------

   The amounts included in the accompanying consolidated balance sheet were based on the funded status of the plans as follows:

              (in thousands)                 1997
----------------------------------------------------
Actuarial present value of benefit
   obligations:
Vested benefit obligations                   $  14
----------------------------------------------------
Accumulated benefit obligations                 21
----------------------------------------------------
Projected benefit obligations                  979
Plan assets at fair value                        -
----------------------------------------------------
Projected benefit obligations in excess of
   plan assets                                 979
Unrecognized loss                              (46)
Prior service cost not yet recognized in
   net periodic pension cost                  (754)
----------------------------------------------------
 ACCRUED PENSION COST RECOGNIZED IN
   FINANCIAL STATEMENTS                      $ 179
----------------------------------------------------

   The projected benefit obligation for the domestic plan was determined using a weighted average discount rate of 7.25%. The benefit multiplier increase

                                                      CTB 1997 Annual Report  31
was increased $1.00 per year until the participant's normal retirement date. The expected rate of return on plan assets was 9.00%. The major part of the foreign pension obligations is covered by a mandatory pension plan which is a multiemployer plan as defined in SFAS No. 87, "Employers' Accounting for Pension."
   The Company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act or the respective government law.

13. POSTRETIREMENT HEALTH CARE BENEFIT PLANS
   The Company provides medical and dental benefit programs for retired employees. Substantially all of the Company's U.S. employees become eligible for these benefits upon retirement.
   The Company has unfunded postretirement plans and uses the minimum amortization method for recognizing gains and losses for postretirement benefits as prescribed by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

     Summary information of the Company's plan is as follows:

                       (in thousands)                               1997                1996
----------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
   Retirees                                                        $  148              $  263
   Fully eligible active employees                                    259                 322
   Other active employees                                           1,300               1,299
----------------------------------------------------------------------------------------------------
                                                                    1,707               1,884
Unrecognized net gain                                                 557                  82
Unrecognized transition obligation                                     (8)                  -
----------------------------------------------------------------------------------------------------
 ACCRUED POSTRETIREMENT BENEFIT COST                               $2,256              $1,966
----------------------------------------------------------------------------------------------------

   The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the timing of the Company's medical and dental plans. The effect of a 1% annual increase in the assumed medical inflation rate on the accumulated postretirement benefit obligation and the related expense would be insignificant.
   Measurement of the accumulated postretirement obligation was based on a 7.25% discount rate at December 31, 1997 and 7.5% at December 31, 1996. Medical trend rates were assumed at 12% (under age 65) and 8% (over age 65) which trend down to 6%.
   The Company funds medical and dental costs as incurred. The components of net periodic postretirement benefit expense are as follows:

                                                                                                 Predecessor
                                                                     Company                       Company
                 (in thousands)                             1997                1996                1995
----------------------------------------------------------------------------------------------------------------
Service cost                                                   $161               $158                       $40
Interest cost                                                  134                 109                        15
Other                                                            -                   -                         8
----------------------------------------------------------------------------------------------------------------
 TOTAL                                                        $295                 $267                      $63
----------------------------------------------------------------------------------------------------------------

14. STOCKHOLDERS' EQUITY
   In August 1997, the Company completed an initial public offering of 5,000,000 shares of its common stock at an offering price of $14.00 per share (the "Offering"). The net proceeds of the Offering were used to repay debt incurred in connection with the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition, redeem 15,000 shares of preferred stock, and repay a portion of the Company's outstanding debt. Immediately prior to the Offering, a 12.0933-for-one stock split of the Company's common shares was effected. Concurrent with the Offering, 9,069 outstanding shares of existing preferred stock were exchanged for 647,786 shares of common stock.

15. STOCK REDEMPTION AGREEMENT
   During 1995, the Predecessor Company purchased 1,500 shares of treasury stock for a total cost of

 32 CTB 1997 Annual Report

$1,430,000 under the terms of a stock redemption agreement which was terminated in conjunction with the sale of the Predecessor Company.

16. STOCK OPTION PLANS
   Executives and other key employees have been granted options to purchase common shares of the Company. In each case, the option price equals the fair market value of the common shares on the day of the grant and an option's maximum term is ten years. Options granted vest (i) in seven years or over an accelerated period of five to six years should certain annual or cumulative earnings targets be met, or (ii) over an elapsed time of three years to six years from the grant date.
   In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to apply the accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for its stock option plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share for the years ended December 31, 1997 and 1996 would have been reduced to the pro forma amounts indicated in the table below:

      (in thousands)           1997        1996
---------------------------------------------------
Net income:
   As reported                  $13,899      $8,502
   Pro forma                     13,798       8,477
Net income per
   share - basic:
   As reported                  $  1.49      $ 1.17
   Pro forma                       1.48        1.17
Net income per
   share - diluted:
   As reported                     1.43        1.12
   Pro forma                       1.42        1.12
---------------------------------------------------

   The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions:

                            1997           1996
----------------------------------------------------
Volatility                        30%             0%
Expected dividend
  yield                            0%             0%
Risk-free interest
   rate                   5.73%-6.51%    5.36%-6.00%
Expected life of
   options               5.33-6 years        5 years
----------------------------------------------------

   The weighted average fair value of options granted during 1997 and 1996 is $3.75 and $.30 per share, respectively.

--------------------------------------------------------------------------------

     Changes in shares under option are summarized below:

        (in thousands)                           1997                                     1996
                                                              Weighted                                 Weighted
                                          Number               Average             Number               Average
                                            of                 Exercise              of                Exercise
                                           Shares               Price              Shares                Price
---------------------------------------------------------------------------------------------------------------
Outstanding beginning of year               725,600              $ 1.24                   -                   -
Granted                                     203,025               12.00             761,880               $1.22
Exercised                                         -                   -                   -                   -
Forfeited                                  (91,909)                4.77            (36,280)                 .83
---------------------------------------------------------------------------------------------------------------
 OUTSTANDING END OF YEAR                    836,716                3.46             725,600                1.24
---------------------------------------------------------------------------------------------------------------
 EXERCISABLE END OF YEAR                    293,822              $ 1.72             130,608               $ .83
---------------------------------------------------------------------------------------------------------------

                                                      CTB 1997 Annual Report  33

     Options outstanding and exercisable at December 31, 1997 are summarized below:

                                          Options Outstanding                               Options Exercisable
      Exercise              Number             Remaining         Weighted Avg.          Number           Weighted Avg.
       Prices             Outstanding      Contractual Life     Exercise Price        Exercisable       Exercise Price
-------------------------------------------------------------------------------------------------------------------------
          $0.83-$4.96             645,784                 8.1              $ 0.95             275,728              $ 1.04
        $10.92-$14.25             190,932                 9.5              $12.06              18,093              $11.94
-------------------------------------------------------------------------------------------------------------------------
                                  836,716                                                     293,822
                      -------------------                                         -------------------

   On January 1, 1998, options to purchase common shares were granted to certain executives and other key employees. The total number of shares available for purchase under these individual grants is 340,000. In each case, the option price equals the fair market value of the common shares on the day of the grant.

17. INCOME TAXES
     The elements of the provision for income taxes are as follows:

                                                                                                Predecessor
                                                                 Company                          Company
                (in thousands)                         1997                  1996                  1995
-------------------------------------------------------------------------------------------------------------------
Current:
   U.S. federal                                             $ 8,492                $4,628                $4,389
   State                                                      1,521                   909                   792
   Foreign                                                      927                    26                    36
-------------------------------------------------------------------------------------------------------------------
Total current                                                10,940                 5,563                 5,217
-------------------------------------------------------------------------------------------------------------------
Deferred:
   U.S. federal                                                (404)                  (55)                 (426)
   State                                                        (58)                   (8)                  (61)
   Foreign                                                       21                     -                     -
-------------------------------------------------------------------------------------------------------------------
Total deferred                                                 (441)                  (63)                 (487)
-------------------------------------------------------------------------------------------------------------------
 PROVISION FOR INCOME TAXES                                 $10,499                $5,500                $4,730
-------------------------------------------------------------------------------------------------------------------

     Income taxes paid were approximately $11,069,000; $6,055,000 and $6,379,000 in 1997, 1996, and 1995 respectively.

     A reconciliation of the net effective tax for consolidated operations to the U.S. statutory federal income tax is as follows:

                                                                                                Predecessor
                                                                 Company                          Company
                (in thousands)                         1997                  1996                  1995
-------------------------------------------------------------------------------------------------------------------
U.S. tax at federal statutory rate                          $ 8,539                $4,901                $3,828
Increase (decrease) in tax resulting from:
   State income taxes, net of U.S. tax benefit                  930                   591                   482
   FSC benefit                                                 (468)                 (316)                 (234)
   Goodwill                                                     473                   336                     -
   Gain on sale of Vinyl Division                               769                     -                     -
   Non-deductible expenses associated with the
     sale of CTB, Inc.                                            -                     -                   475
   Other, net                                                   256                   (12)                  179
-------------------------------------------------------------------------------------------------------------------
 PROVISION FOR INCOME TAXES                                 $10,499                $5,500                $4,730
-------------------------------------------------------------------------------------------------------------------

 34 CTB 1997 Annual Report

   Deferred tax assets and liabilities are as follows:

                       (in thousands)                                     1997                 1996
----------------------------------------------------------------------------------------------------
Deferred tax assets - current:
   Accrued liabilities                                                 $   1,244             $ 1,151
   Inventories                                                               459                 507
   Allowance for doubtful accounts receivable                                209                 180
   Other                                                                                          25
----------------------------------------------------------------------------------------------------
Total current                                                          $   1,912             $ 1,863
----------------------------------------------------------------------------------------------------

Deferred tax assets (liabilities) - non-current:
   Property, plant and equipment                                       $  (8,220)            $(8,577)
   Inventories                                                            (1,830)             (1,770)
   Goodwill                                                                 (141)                  -
   Accrued postretirement benefit cost                                       822                 754
----------------------------------------------------------------------------------------------------
Total non-current                                                      $  (9,369)            $(9,593)
----------------------------------------------------------------------------------------------------
 TOTAL DEFERRED INCOME TAX                                             $  (7,457)            $(7,730)
----------------------------------------------------------------------------------------------------

18. FOREIGN OPERATIONS AND EXPORT SALES

   United States and foreign operations, which include subsidiaries in The Netherlands and Brazil are as follows:

                                                                                                 Predecessor
                                                                     Company                       Company
                 (in thousands)                             1997                1996                1995
----------------------------------------------------------------------------------------------------------------
Net sales:
   United States                                          $177,439            $148,089            $136,246
   Latin America                                             3,519                 718               1,180
   Europe/Middle East                                       21,105                  46                 693
Operating income (loss):
   United States                                            23,836              19,290              11,703
   Latin America                                              (525)                (12)                (35)
   Europe/Middle East                                        2,528                  56                 267
Identifiable assets:
   United States                                           142,794             102,897              56,462
   Latin America                                             1,863                 336               1,139
   Europe/Middle East                                       22,984                 118                 444
----------------------------------------------------------------------------------------------------------------

   Net sales (based on destination) were as follows:

                                                                                                 Predecessor
                                                                     Company                       Company
                 (in thousands)                             1997                1996                1995
----------------------------------------------------------------------------------------------------------------
United States                                             $128,480            $105,962            $ 97,378
Latin America                                               18,734              14,129              11,146
Europe/Middle East                                          31,133              10,334              10,941
Asia                                                        15,869              14,174              13,919
Canada                                                       7,847               4,254               4,735
----------------------------------------------------------------------------------------------------------------
 TOTAL                                                    $202,063            $148,853            $138,119
----------------------------------------------------------------------------------------------------------------

                                                      CTB 1997 Annual Report  35

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)                              Three Months Ended
                  1997                       March 31            June 30           September 30        December 31
--------------------------------------------------------------------------------------------------------------------------
Sales                                             $31,520             $50,644             $71,740             $48,159
Gross profit                                        7,604              13,701              20,590              11,823
   Gross margin                                      24.1%               27.1%               28.7%               24.5%
Operating income                                  $ 2,815             $ 6,956             $12,186             $ 3,882
   Operating income margin                            8.9%               13.7%               17.0%                8.1%
Net income                                         $  918             $ 4,649             $ 6,375             $ 1,957
Basic earnings per share                           $ 0.13              $ 0.64              $ 0.65              $ 0.15
Basic weighted average common shares
   outstanding                                      7,256               7,259               9,733              12,925
Diluted earnings per share                         $ 0.12              $ 0.61              $ 0.63              $ 0.15
Diluted weighted average common shares
   outstanding                                      7,636               7,652              10,149              13,360
--------------------------------------------------------------------------------------------------------------------------

(in thousands, except per share amounts)                              Three Months Ended
                  1996                       March 31            June 30           September 30        December 31
--------------------------------------------------------------------------------------------------------------------------
Sales                                             $31,552             $38,056             $44,506             $34,739
Gross profit                                        6,936               9,946              12,800               8,867
   Gross margin                                      22.0%               26.1%               28.8%               25.5%
Operating income                                  $ 1,964             $ 5,710             $ 7,764             $ 3,896
   Operating income margin                            6.2%               15.0%               17.4%               11.2%
Net income                                         $  356             $ 2,683             $ 3,901             $ 1,562
Basic earnings per share                           $ 0.05              $ 0.37              $ 0.54              $ 0.22
Basic weighted average common shares
   outstanding                                      7,256               7,256               7,256               7,256
Diluted earnings per share                         $ 0.05              $ 0.35              $ 0.51              $ 0.21
Diluted weighted average common shares
   outstanding                                      7,522               7,564               7,587               7,601
--------------------------------------------------------------------------------------------------------------------------

     The total quarterly income per common share may not equal the annual amount because net income per common share is calculated independently for each quarter.

20. RELATED PARTY TRANSACTIONS
   Under the terms of the purchase agreement, the Company is required to pay annual management fees of $300,000 plus expenses to ASCP. Such expense has been charged to operations during 1997 and 1996. Additionally, other fees paid by the Company to ASCP include $750,000 in connection with the Acquisition on January 4, 1996; $503,000 in connection with the acquisitions of Fancom and the Kansas City Grain Systems Division; and $350,000 in connection with the Offering.

21. SUBSEQUENT EVENTS
   On February 12, 1998, CTB International Corp. entered into a joint venture with Rota Industria de Maquinas Agricolas, Brazil, to produce commercial grain storage silos and feed bins in Brazil. The joint venture will also produce seed storage and grain and seed handling equipment. The joint venture is a 50/50 joint venture and will operate under the name Rota Brock Ltda. The agreement calls for the Company to contribute approximately $3.0 million to the joint venture during 1998.
   In February 1998, the Company repurchased 142,500 shares of its common stock in accordance with an authorization to repurchase up to 500,000 common shares approved by the Board of Directors in October 1997.

 36 CTB 1997 Annual Report