Form 10-K405, Exhibit 13
period 1998-12-31
CTB INTERNATIONAL CORP
filed 1999-03-31
CIK 1038005

                                                                      EXHIBIT 13

                          FINANCIAL TABLE OF CONTENTS



Summary Financial Information  . . . . . . . . . . . . . . . . . . . . . . .  18

Management's Discussion and Analysis. . . . . . . . . . . . . . . . . . .  19-25

Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . . 26

Consolidated Statements of Income . . . . . . . . . . . . . . . . . . . . . . 27

Consolidated Balance sheets . . . . . . . . . . . . . . . . . . . . . . . . . 28

Consolidated Statements of Stockholders' Equity . . . . . . . . . . . . . . . 29

Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . 30

Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . 31-43

                                           SUMMARY FINANCIAL INFORMATION

--------------------------------------------------------------------------------------------------------------------------
                                                          Company                         Predecessor Company
                                                    Year Ended December 31,              Year Ended December 31,
(in thousands, except per share amounts)   1998      1997        1996      1995      1994      1993        1992
--------------------------------------------------------------------------------------------------------------------------

Income Statement Data:
Net sales                              $272,180     $202,063    $148,853  $138,119    $140,505   $113,538      $105,509
Cost of sales                           211,496      148,345     110,303   105,578     103,491     84,110        77,725
Gross profit                             60,684       53,718      38,550    32,541      37,014     29,428        27,784
Selling, general and
   administrative expenses               35,645       26,506      18,257    20,606      20,069     19,310        18,345
Amortization of goodwill                  1,837        1,373         959         -           -          -             -
Operating income                         23,202       25,839      19,334    11,935      16,945     10,118         9,439
Interest (expense) income, net           (4,153)      (5,003)     (5,332)      721         489        313           268
Gain on sale of Vinyl Division                -        3,562           -         -           -          -             -
Joint venture loss                       (3,673)           -           -         -           -          -             -
Other non-recurring expenses                  -            -           -    (1,396)(1)       -          -             -
Income before income taxes               15,376       24,398      14,002    11,260      17,434     10,431         9,707
Income taxes                              6,180       10,499       5,500     4,730       6,665      3,961         3,303
--------------------------------------------------------------------------------------------------------------------------
Net income                             $  9,196     $ 13,899    $  8,502  $  6,530    $ 10,769   $  6,681(2)   $  6,404
--------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                  $0.73        $1.49       $1.17          (3)         (3)        (3)           (3)
Basic weighted average shares            12,655        9,310       7,256          (3)         (3)        (3)           (3)
Diluted earnings per share                $0.71        $1.43       $1.12          (3)         (3)        (3)           (3)
Diluted weighted average shares          12,999        9,716       7,569          (3)         (3)        (3)           (3)

Other Financial Data:
EBITDA (4)                             $ 30,718(5)  $ 32,085(5) $ 24,902    15,562(5) $ 20,062   $ 12,866      $ 12,262
Depreciation                              5,739        4,873       4,609     3,627       3,117      2,748         2,823
Amortization (6)                          2,443        1,706       1,251         -           -          -             -
Capital expenditures                      7,004        4,437       3,402     4,698       5,335      2,867         1,980
Gross profit margin                        22.3%        26.6%       25.9%     23.6%       26.3%      25.9%         26.3%
EBITDA margin                              11.3%        15.9%       16.7%     11.3%       14.3%      11.3%         11.6%

Cash Flow Data:
Net cash flows from
   operating activities                $  2,475     $ 17,412    $ 11,714 $ 11,263    $ 12,730    $  5,496      $  9,884
Net cash flows from
   investing activities                 (11,565)     (42,104)   (106,606)  (4,646)     (5,278)     (2,773)       (1,958)
Net cash flows from
    financing activities                  8,284       25,670      95,150   (3,354)     (4,757)     (4,445)       (5,497)
--------------------------------------------------------------------------------------------------------------------------
                                                   At December 31,                           At December 31,
                                           1998        1997         1996      1995        1994       1993          1992
--------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                        $ 40,910     $ 26,318    $ 10,773  $ 22,150  $   18,891   $ 15,072      $ 14,294
Total assets                            195,126       67,641     103,351    58,045      54,355     44,651        41,386
Debt                                     71,365       49,164      65,150         -           -         40           344
Total stockholders' equity               76,825       73,546      13,741    40,841      37,202     30,902        29,059
--------------------------------------------------------------------------------------------------------------------------
(1)  Non-recurring costs related to the CTB Acquisition.

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

(5)  EBITDA for the years ending December 31, 1998, 1997 and 1995 excludes a non-recurring charge for write-down and losses on a joint venture investment of $3,613, the gain on sale of the Vinyl Division of
$3,562 and non-recurring costs related to the CTB Acquisition of $1,396, respectively.

(6)  With respect to the year ended December 31, 1998, comprised of amortization of goodwill of
$1,837 and amortization of deferred financing costs of $606. With respect to the year ended December 31,
1997, comprised of amortization of goodwill of $1,373 and amortization of deferred financing costs of
$333. With respect to the year ended December 31, 1996, comprised of amortization of goodwill of $959 and amortization of deferred financing costs of $292.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Income and the percentage change from year to year.

                                                                                     Percentage
                                                                                 Increase (Decrease)
                                                     Percentage of Net Sales     -------------------
                                                    ------------------------      1998        1997
                                                     1998     1997     1996      vs. 1997   vs. 1996

Net sales                                            100.0%   100.0%  100.0%       35%         36%
Cost of sales                                         77.7     73.4    74.1        43          34
Gross profit                                          22.3     26.6    25.9        13          39
Selling, general and administrative expenses          13.1     13.1    12.3        34          45
Amortization of goodwill                               0.7      0.7     0.6        34          43
Operating income                                       8.5     12.8    13.0       (10)         34
Interest expense, net                                 (1.5)    (2.5)   (3.6)      (17)         (6)
Gain on sale of Vinyl Division                           -      1.8      -          -           -
Joint venture loss                                    (1.3)      -       -          -           -
Other non-recurring expenses                             -       -       -          -           -
Income before income taxes                             5.7     12.1      9.4      (37)         74
Income taxes                                           2.4      5.2      3.7      (41)         91
Net income                                             3.3      6.9      5.7      (34)         63


1998 COMPARED TO 1997

Net sales increased 34.7% to $272.2 million for the twelve months ended December 31, 1998 compared to $202.1 million in the corresponding period of 1997. The increase reflects the Fancom Acquisition, the Kansas City Grain Systems Division Acquisition, the Sibley Industries, Inc. acquisition, and the STACO, Inc. acquisition that were completed in May 1997, June 1997, July 1998, and September 1998, respectively. The increase also reflects a strong domestic market for egg production equipment and success in the Company's bundled package of products strategy which has led to domestic market share gains in the poultry sector. Further gains can be attributed to Mexican poultry market strength and revenues of $31.7 million from the Charoen Pokphand (C.P.) project poultry buildings. The continued weakness in overseas economies, particularly in Asia and Brazil, along with global weakness in the hog market, all contributed negatively to the revenue line during the twelve-month period. Sales of the Company's products to markets outside the U.S. and Canada were $68.7 million in 1998, an increase of $3.0 million or 4.5%.

     Gross profit increased 13.0% to $60.7 million in the twelve months ended December 31, 1998 or 22.3% of net sales compared to $53.7 million in the corresponding period of 1997 or 26.6% of net sales. Gross profit dollars increased due to higher sales levels in 1998. The gross profit margin decrease of 4.3 percentage points was partly attributable to lower margins relating to the sales of C.P. project poultry buildings at essentially no margin under projects expected to last into the second quarter of 1999, sales declines in higher-margin hog sector products, sales increases in lower-margin products, and the continued weakness in overseas economies, particularly in Asia, which has reduced the Company's exports of higher-margin products to customers in the region and customers that supply the region. Manufacturing inefficiencies associated with the implementation of a fully-integrated enterprise resource planning system negatively affected dollars and margins.

     Selling, general and administrative expenses increased 34.5% or $9.1 million to $35.6 million in the twelve months ended December 31, 1998 from $26.5 million in the corresponding period of 1997. As a percent of net sales, selling, general and administrative expenses were 13.1% in the twelve months ended December 31, 1998 and 13.1% in the corresponding period of 1997. The dollar increase is primarily attributable to the increased size of the Company resulting from the Kansas City Grain Systems Division Acquisition, the Fancom Acquisition, the Sibley Industries, Inc. acquisition, and the STACO, Inc. acquisition; targeted investments in certain key areas within the Company; and the effect of our implementation of the fully- integrated enterprise resource planning system partially offset by lower bonuses and profit sharing expense due to lower-than-expected performance.

     Amortization of goodwill increased to $1.8 million in the twelve months ended December 31, 1998 or 33.8% from $1.4 million in the corresponding period for 1997. The increase is attributable to the amortization of goodwill purchased in the Fancom acquisition, the Kansas City Grain Systems Division acquisition, the Sibley Industries, Inc. acquisition, and the STACO, Inc. acquisition, offset by the goodwill sold in the Vinyl Division Divestiture.

     Operating income decreased 10.2% or $2.6 million to $23.2 million in the twelve months ended December 31, 1998 compared to $25.8 million in the corresponding period of 1997. Operating income margins decreased to 8.5% of net sales in the twelve months ended December 31, 1998 from 12.8% of net sales in the corresponding period of 1997. The decrease in operating income was attributable to higher selling, general and administrative expenses offset somewhat by higher gross profit dollars.

     Net interest expense decreased to $4.2 million in 1998 or 17.0% from $5.0 million in 1997. The decrease is due to the full impact in 1998 of the decrease in debt from the net proceeds of the Offering offset somewhat by, $8.5 million of purchases of treasury stock, $6.9 million of debt related to the Sibley and Staco acquisitions and $3.6 million invested in the Rota Brock joint venture, among other factors.

     Other expense for 1998 includes a $0.5 million expense for joint venture losses and a $3.1 million write-off of an impaired joint venture investment. Other income for 1997 included a pre-tax gain of $3.6 million for the sale of the Vinyl Division.

     Net income decreased 33.8% or $4.7 million to $9.2 million in the twelve months ended December 31, 1998 from $13.9 million for the corresponding period of 1997. The decrease was due to lower operating income and joint venture related charges in 1998 and the $1.1 million after-tax gain on sale related to the divestiture of the Company's Vinyl Division in 1997 offset somewhat by lower interest expense and a lower effective tax rate, primarily a result of non-deductible goodwill in 1997 related to the Vinyl Division Divestiture.

     The weighted average common and common equivalent shares outstanding on a diluted basis during 1998 was 13.0 million shares compared to 9.7 million shares in 1997, an increase of 33.8%. The diluted shares outstanding at December 31, 1998 was 12.5 million shares, a decrease of 0.8 million shares or 6.3% compared to 13.3 million diluted shares outstanding at December 31, 1997. The decrease in diluted shares outstanding at year end is primarily attributable to the repurchase of 1.0 million shares in treasury stock during 1998 offset somewhat by the issuance of 0.1 million shares in partial payment of the Sibley Industries, Inc. and STACO, Inc. acquisitions.

     The above factors caused diluted earnings per share to decrease 50.3% to $0.71 from $1.43 in 1997.

1997 COMPARED TO 1996

     Net sales increased 36.0% to $202.1 million in 1997 compared to $148.9 million in 1996. Revenues grew due to the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition, as well as through strength in the Company's core feeding products and successful market penetration of its watering and ventilation products. Strength in the domestic hog sector more than offset the continued softness in the domestic poultry market. Heavy demand for both commercial and farm grain storage also contributed to the increase in net sales. Approximately $1.9 million of the increase was generated from the sale of poultry buildings the Company had built as part of a large project for which the Company is also supplying complete systems. The Vinyl Division Divestiture was responsible for a $4.3 million decrease in revenues in 1997 as compared to 1996. Sales of the Company's products to markets outside the U.S. and Canada were $65.7 million in 1997, an increase of $27.1 million or 70.0%.

     Gross profit increased to $53.7 million in 1997 or 26.6% of net sales compared to $38.6 million in 1996 or 25.9% of sales. The increase in gross profit margin was attributable to improvements in manufacturing and procurement costs and the higher-margin products obtained in the Fancom Acquisition offset somewhat by sales increases in lower-margin watering and ventilation products. Also negatively affecting the gross profit margin were sales of products into Brazil through the Company's sales and distribution facility opened in February 1997, as well as the sale of poultry buildings.

     Selling, general and administrative expenses increased 45.0% or $8.2 million to $26.5 million in 1997 from $18.3 million in 1996. As a percent of net sales, selling, general and administrative expenses increased to 13.1% in 1997 from 12.3% in 1996. The dollar increase was attributable to the Kansas City Grain Systems Division Acquisition, the Fancom Acquisition and targeted investments in certain key areas within the Company. The increase as a percent of sales was due primarily to Fancom's higher level of selling, general and administrative expenses as a percent of sales compared to other areas of the Company. In addition, the 1996 expenses were net of a $0.6 million gain on sale of an asset.

     Amortization of goodwill increased 43.0% or $0.4 million to $1.4 million in 1997 from the $1.0 million in 1996. The increase was attributable to the goodwill associated with the Fancom Acquisition and Kansas City Grain Systems Division Acquisition offset somewhat by the goodwill sold in the Vinyl Division Divestiture.

     Operating income increased 34.0% or $6.5 million to $25.8 million in 1997 compared to $19.3 million in 1996. Operating income margins decreased to 12.8% of net sales in 1997 from 13.0% of net sales in 1996. The increase in operating income and decrease in operating income margins were attributable to the changes in gross margins as well as selling, general and administrative expenses and amortization of goodwill.

     Net interest expense decreased to $5.0 million in 1997 or 6.0% from $5.3 million in 1996. The decrease was due to the decrease in debt as a result of cash flow provided by operations, the Vinyl Division Divestiture and net proceeds of the Offering offset by debt incurred to finance the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition.

     Income taxes increased to $10.5 million in 1997 as compared to $5.5 million in 1996, primarily as a result of increased income before taxes. The effective tax rate for 1997 was 43.0% up from 39.3% in 1996. The increase was primarily due to non-deductible goodwill related to the Vinyl Division Divestiture in addition to non-deductible goodwill from the Fancom Acquisition.

     Net income increased 63.0% or $5.4 million to $13.9 million in 1997 from $8.5 million in 1996. The increase was due to higher operating income, gain from the Vinyl Division Divestiture and lower interest expense offset by higher taxes.

     The weighted average common and common equivalent shares outstanding on a diluted basis during 1997 was 9.7 million shares compared to 7.6 million diluted shares in 1996, an increase of 28.0%. The diluted shares outstanding at December 31, 1997 was 13.3 million shares, an increase of 5.7 million shares or 74.0% compared to 7.6 million shares outstanding at December 31, 1996. The increase in diluted shares outstanding was primarily attributable to the Company's initial public offering of 5.0 million shares of common stock and the exchange of all outstanding preferred stock for 0.6 million common shares, both of which occurred August 21, 1997.

     The above factors caused diluted earnings per share to increase 27.0% to $1.43 in 1997 from $1.12 in 1996.

PRO FORMA RESULTS OF OPERATIONS

     The following summarizes certain operating results of the Company for 1996 and 1997 on a pro forma basis giving effect to the following transactions as if they had occurred on January 1, 1996: (i) the Kansas City Grain Systems Division Acquisition, (ii) the Fancom Acquisition, (iii) the Vinyl Division Divestiture,
(iv) the repayment of amounts outstanding under the Old Credit Agreement with the proceeds of borrowings under the New Credit Agreement and a portion of the net proceeds of the Offering, (v) the Preferred Stock Exchange, (vi) the Preferred Stock Redemption, and (vii) the Offering. The impact of the acquisitions of Sibley Industries, Inc. and Staco, Inc. in 1998 was not material to the financial statements.

     For 1997, net sales increased approximately 8.0% to approximately $226.2 million compared to approximately $208.5 million in 1996. Operating income increased approximately 14.0% to approximately $29.2 million compared to approximately $25.5 million in 1996. Net income increased approximately 22.0% to approximately $15.7 million compared to approximately $12.9 million in 1996. Pro forma diluted earnings per share were approximately $1.17 in 1997 and approximately $0.97 in 1996, an increase of approximately 22.0% on pro forma diluted weighted average shares outstanding of 13.3 million shares in both years.

FINANCIAL POSITION

     Changes in the financial position of the Company from December 31, 1997 to December 31, 1998 were due primarily to operational changes.

     Total assets increased $27.5 million from $167.6 million at December 31, 1997 to $195.1 million at December 31, 1998. Accounts receivable increased by $14,5 million from December 31, 1997 to December 31, 1998 due to the addition of Sibley Industries, Inc. and STACO, Inc., both acquired in the second half of 1998, and an increase in days sales outstanding due, in part, to payment terms and delays in receipt under the C.P. project. At December 31, 1998, construction costs in excess of billings for the poultry project buildings were $5.1 million compared to zero at December 31, 1997 due to planned higher levels of construction activity on the poultry building project. Inventories at December 31, 1998 increased by $4.3 million from December 31, 1997. The increase was due to higher inventory levels and $2.7 million of additional inventory due to the Sibley Industries, Inc. and STACO, Inc. acquisitions. Net property, plant and equipment increased from $46.4 million at December 31, 1997 to $51.0 million at December 31, 1998. Approximately $3.1 million of the increase is attributed to the purchase of assets in the acquisitions of Sibley Industries, Inc. and STACO, Inc. The remainder of the increase is due to additions of operational assets offset somewhat by additional accumulated depreciation for the period. Net intangibles increased $1.4 million from December 31, 1997 to December 31, 1998 due to the purchased goodwill in the acquisitions of Sibley Industries, Inc. and STACO, Inc., and additional goodwill from the Earn-out Amount calculated pursuant to the CTB, Inc. acquisition offset somewhat by current period amortization of goodwill and loan costs.

     Total liabilities increased $24.2 million from $94.1 million at December 31, 1997 to $118.3 million at December 31, 1998. Accounts payable and accrued liabilities increased $2.8 million due primarily to the Sibley and Staco acquisitions. Debt increased $22.2 million from $49.2 million at December 31, 1997 to $71.4 million at December 31, 1998 due to revolver borrowings to support working capital needs primarily related to the C.P. poultry project, for treasury stock purchases, for the Sibley Industries, Inc. and STACO, Inc. acquisitions, the Rota Brock investment, and other working capital needs. The current portion of the accrued Earn-Out increased by $3.9 million due to a $3.3 million reclassification from long-term accrued Earn-out, a $0.3 million change in estimate of the accrued Earn-out Amount, and a $0.3 million Earn-Out related to the Sibley transaction.

     Total stockholders' equity increased $3.3 million due to net income for the period offset by net treasury stock purchases, stock options exercised and changes in cumulative translation adjustment.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1998, the Company had $40.9 million of working capital, an increase of $14.6 million from working capital as of December 31, 1997. Net cash provided from operating activities for the twelve months ended December 31, 1998 was $2.5 million. Net cash provided by operating activities for the twelve months ended December 31, 1997 was $17.4 million. The change was primarily due to the increases in accounts receivable, construction costs incurred in excess of billings and inventories, offset to some extent by increases in accounts payable, accruals and other liabilities.

     For the twelve months ended December 31, 1998, cash used in investing activities was $11.6 million, which was used for the acquisitions of Sibley Industries, Inc. and STACO, Inc., the Rota Brock joint venture investment, and the acquisition of fixed assets offset slightly by the sale of assets. For the twelve months ended December 31, 1997, cash used in investing activities was $42.1 million, which was used primarily for the Fancom and Kansas City Grain Systems Division acquisitions offset by the sale of the Vinyl Division.

     For the twelve months ended December 31, 1998, net cash provided by financing activities was $8.3 million. During this period there was a net $16.6 million increase in cash flows from debt activity offset by a net $8.3 million use of cash for treasury stock activities. For the twelve months ended December 31, 1997, net cash provided by financing activities was $25.7 million. Issuance of common stock provided $63.5 million while the redemption of preferred stock used $15.0 million. Proceeds of debt provided $130.3 million for use in acquisition financing and working capital needs while payments on debts totaled $153.3 million.

     The Company believes that existing cash, cash flows from operations and available borrowings will be sufficient to support its working capital, capital expenditures and debt service requirements for the foreseeable future. The January 1999, acquisition of Roxell N.V. required an amendment to the credit facility. The Company believes the amended facility will not only be sufficient to fund the acquisition but, also, to support its working capital, capital expenditure and debt service requirements for the foreseeable future.

     In October 1997, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of Company stock. As of December 31, 1997, no shares had been repurchased. During 1998, the Company's Board of Directors increased the share repurchase authorization to 1,500,000 shares. As of December 31, 1998, the Company has repurchased 985,618 shares for approximately $8.5 million. During 1998, stock options exercised were 169,632 shares for $1.4 million, and shares used for purchase of Sibley Industries, Inc. and STACO, Inc. were 81,696 shares for $1.1 million and 45,671 shares for $0.6 million, respectively.

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

YEAR 2000 COMPLIANCE

     The "Year 2000 (Y2K) Issue" refers to the inability of certain computers, information systems and microprocessors to recognize and process the century designation in data fields causing potential improper information processing, invalid calculations, erroneous reporting, or at worst, system or equipment failures which could have a materially adverse impact on the Company. This is a Year 2000 Readiness Disclosure under the Year 2000 Information and Readiness Disclosure Act.

     STATE OF READINESS - The Company is assessing the impact of the Year 2000 with respect to its information technology (IT) systems and non-IT systems and equipment as well as its potential exposure to significant third-party risks. The Company's methodology includes; (i) the identification of systems, equipment and third-party relationships; (ii) assessment of Y2K compliance issues related to the systems, equipment and third parties; (iii) correction and testing; (iv) documentation of findings/corrective actions; and (v) contingency planning. Accordingly, the Company has initiated a plan to confirm Y2K compliance or replace/modify existing systems and equipment as required and to assure itself that critical third parties are also addressing the issue.

     With respect to IT systems, the Company has completed an assessment of its three major systems and determined that they will not present significant problems in Y2K compliance. The major systems have all been installed within the past 36 months (two of the systems in 1998) and have been certified as substantially Y2K compliant, or the software developers are in the process of certifying Y2K compliance. These systems were installed in response to the need for integrated systems providing improved management information and not for compliance with Y2K. Testing has commenced and will continue with completion expected by April 30, 1999. Documentation is also expected to be completed by this date.

     Assessment of non-major IT systems and equipment, including related software, has been completed. Correction, testing and documentation are expected to be completed by May 31, 1999.

     Major non-IT equipment, which is primarily manufacturing equipment, has been identified, assessed and tested in the United States with the determination that the equipment does not employ microprocessors with date sensitive operations, and thus does not pose a Y2K issue. Major non-IT equipment outside the United States will be assessed and tested with completion expected by April 30, 1999. Other non-IT equipment is also expected to be assessed and tested by April 30, 1999.

     The Company has identified major and/or critical third-party relationships and expects to complete a survey and assessment of third-party readiness by April 15, 1999. Based upon the responses received, additional follow up and third-party testing will be performed as necessary. The results of this assessment and testing will be a major factor in the eventual contingency plans developed. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted in a timely manner or that the failure to convert by another company would not have a materially adverse effect on the Company.

     COST OF YEAR 2000 ISSUE - As of December 31, 1998, the Company has incurred costs of less than $50,000 in year 2000 compliance. The Company is currently in the process of estimating the future cost of Y2K. It is not expected to exceed $250,000.

     RISKS OF YEAR 2000 ISSUE - The Company has not completed its assessment of the most reasonably likely worst case Y2K scenario. However, given the Company's efforts to minimize the Y2K failure of its internal systems and the limited concern of its non-IT equipment, the Company believes the worst case scenario would occur if its primary raw material suppliers or its electricity suppliers experience a Y2K failure which results in the Company's inability to receive critical raw material or to suffer a power outage.

     While contingency plans have not yet been prepared, the identification and development of an expanded supplier base may be necessary depending upon the responses to the Company's third-party survey. A power outage would require the Company to assess the likely duration of the failure and the availability of possible alternative power sources to enable the continuation of production.

     CONTINGENCY PLANS - Because not all occurrences of Y2K failure can be projected, anticipated or controlled, the Company will develop contingency plans that will enable production to continue. Contingency plans are expected to be completed by June 30, 1999. As the Company develops its contingency plans, the costs associated with those plans (i.e. significant inventory stockpiling or the arrangement of alternative power sources) will be assessed vis-a-vis the cost of the most reasonably likely worst case scenario. Consequently, the contingency plan costs and certain mitigating factors, including seasonally lower first quarter business sales and production levels, may not warrant the full implementation of the plans.

     NOTE TO COMPANY'S YEAR 2000 READINESS DISCLOSURE - The costs and dates on which the Company intends to complete its Y2K analysis and correction are based on management's best estimates. These estimates were derived utilizing numerous assumptions of future events and the availability of resources. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. Factors that might cause such material differences include, but are not limited to, the availability and cost of alternative suppliers should they be required, the retention of personnel or the availability of new personnel competent with Y2K issues, the ability to locate and correct all relevant computer codes, and similar uncertainties.

     It is currently unknown which problems the Company will face for partial or complete non-compliance because it could depend on numerous factors (such as the nature of the problem and how quickly it could be corrected). At worst, such problems could have a materially adverse impact on the Company.

EURO CONVERSION

     The Company has European-based operations that will be required to transact business in the Euro currency no later than January 1, 2002. This will require implementation of changes to systems to accommodate Euro transactions. The Company is currently assessing the anticipated impact of Euro conversion on its operations. A preliminary assessment indicates that the cost of implementation will not be significant and will be accomplished prior to the required date.

NEW ACCOUNTING PRONOUNCEMENTS

     Effective June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company's fiscal year beginning 2000. The Company is evaluating SFAS 133 to determine its impact on the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

     In addition to historical information, this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, discussion of sales growth, market share gains, ability to leverage distribution capabilities and brand names, rising demand for and production of meat protein, eggs and grain, increased demand for the company's equipment used in the production of such products, operating margin improvement, strategies for serving markets outside of the United States, efforts to lower shipping costs and reduce import duties to make pricing more competitive, costs of winding down and dissolving Rota Brock joint venture operations, the ability to grow through acquisitions, the adequacy and availability of liquidity and capital resources to meet the company's needs, seasonality of the Company's business, construction progress, and the timing of completion and impact on gross margin of building construction projects, the successful and timely resolution of the enterprise resource planning system implementation issues and related costs, and costs and dates related to the Company's completion of its Year 2000 analysis and Euro conversion. These forward-looking statements involve factors, risks and uncertainties which may cause actual results to differ materially from those expressed or implied. The factors that could cause actual results to differ materially include, but are not limited to, the following: (1) risks associated with the agricultural industry such as feed and grain price fluctuation, crop yields, demand, weather conditions, and outbreaks of disease; (2) risks associated with acquisitions such as incurring significantly higher-than- anticipated capital expenditures and operating expenses, failing to assimilate the operations and personnel of acquired businesses, losing customers, entering markets in which the Company has no or limited experience, disrupting the Company's ongoing business, dissipating the Company's management resources and the possibility the Company will not complete contemplated acquisitions; (3) risks common to international operations including unexpected changes in tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political and economic instability, and fluctuations in currency exchange rates; and (4) other risks including, but not limited to, those detailed in the Company's prospectus filed with its registration statement with the Securities and Exchange Commission (SEC) on August 20, 1997, as well as periodic reports filed with the SEC.

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF CTB INTERNATIONAL CORP.:

We have audited the accompanying consolidated balance sheets of CTB International Corp. and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Chicago, Illinois
March 8, 1999

                       CONSOLIDATED STATEMENTS OF INCOME


YEARS ENDED DECEMBER 31, 1998, 1997 and 1996

(in thousands, except per share amounts)        1998        1997        1996
                                              --------    --------    --------
NET SALES                                     $272,180    $202,063    $148,853
COST OF SALES                                  211,496     148,345     110,303
                                              --------    --------    --------
  Gross profit                                  60,684      53,718      38,550
OTHER OPERATING EXPENSE:
  Selling, general and administrative expenses  35,645      26,506      18,257
  Amortization of goodwill                       1,837       1,373         959
                                              --------    --------    --------
OPERATING INCOME                                23,202      25,839      19,334
OTHER INCOME (EXPENSE):
  Interest expense, net                         (4,153)     (5,003)     (5,332)
  Gain on sale of Vinyl Division                    --       3,562          --
  Joint venture loss                            (3,673)         --          --
                                               --------    --------    --------

INCOME BEFORE INCOME TAXES                      15,376       24,398      14,002
INCOME TAXES                                     6,180       10,499       5,500
                                               --------    --------    --------
NET INCOME                                     $  9,196    $ 13,899    $  8,502
                                               --------    --------    --------
EARNINGS PER SHARE:

   Basic:   Earnings per share                 $   0.73    $   1.49    $   1.17
            Weighted average shares              12,655       9,310       7,256
                                               --------    --------    --------
   Diluted: Earnings per share                 $   0.71    $   1.43    $   1.12
            Weighted average shares              12,999       9,716       7,569
                                               --------    --------    --------

See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 and 1997

(in thousands, except share and per share amounts)          1998         1997

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                               $    608     $  1,161
  Accounts receivable, less allowance for
    doubtful accounts of $1,122 and $657, respectively      38,368       23,875
  Construction costs in excess of billings on
     uncompleted contracts                                   5,120       -
  Inventories                                               29,657       25,352
  Deferred income taxes                                      1,743        1,912
  Prepaid expenses and other current assets                  1,509        3,222

                                                          --------     --------
     Total current assets                                   77,005       55,522

PROPERTY, PLANT AND EQUIPMENT - Net                         50,974       46,407
INTANGIBLES - Net                                           66,715       65,328
OTHER ASSETS                                                   432          384
                                                          --------     --------
     TOTAL ASSETS                                         $195,126     $167,641
                                                          --------     --------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                        $ 10,711     $ 10,598
  Current portion of long-term debt                          1,646        1,245
  Current portion of accrued Earn-Out                        5,554        1,688
  Accrued liabilities                                       14,542       11,810
  Deferred revenue                                           3,642        3,863
                                                         ---------     --------
     Total current liabilities                              36,095       29,204

LONG-TERM DEBT                                              69,719       47,919
DEFERRED INCOME TAXES                                        7,889        9,369
ACCRUED POSTRETIREMENT
BENEFIT COST AND OTHER                                       2,740        2,435
ACCRUED EARN-OUT                                             1,760        5,062
COMMITMENTS AND CONTINGENCIES (See Note 11)
MINORITY INTEREST                                               98          106
STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value;
    40,000,000 shares authorized; 12,924,990 shares issued     129          129
  Preferred stock - 6.0% cumulative, $0.01 par value;
    4,000,000 shares authorized;
        0 shares issued and outstanding
Additional paid-in capital                                  76,897       78,440
Treasury stock, at cost; 1998 - 688,619 shares;             (5,390)          -
  1997 - 0 shares
Reduction for carryover of predecessor cost basis          (26,964)     (26,871)
Accumulated other comprehensive income (loss):
  Foreign currency translation adjustment                      556         (553)
Retained earnings                                           31,597       22,401
                                                         ---------     --------
     Total stockholders' equity                             76,825       73,546
                                                         ---------     --------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 195,126     $167,641
                                                         ---------     --------

See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


YEARS ENDED DECEMBER 31, 1998, 1997 and 1996

(in thousands, except share amounts)
                                                                                                                   Additional
                                         Comprehensive             Common Stock            Preferred Stock            Paid-in
1998                                        Income             Shares      Amount        Shares      Amount           Capital
----                                     -------------       --------------------        ------------------        -----------
BALANCE, JANUARY 1, 1998                                     12,924,990     $129           --        $ --             $78,440
TREASURY STOCK
  Purchased
  Stock Options Exercised                                                                                              (1,275)
  Acquisitions                                                                                                           (268)
REDUCTION FOR CARRYOVER OF
  PREDECESSOR COST BASIS
COMPREHENSIVE INCOME:
  NET INCOME                               $ 9,196
  FOREIGN CURRENCY
    TRANSLATION ADJUSTMENT                   1,109
                                           -------
COMPREHENSIVE INCOME                       $10,305
                                           =======           ----------     ----           ----      -----           --------
BALANCE, DECEMBER 31, 1998                                   12,924,990     $129             --      $  --            $76,897
                                                             ----------     ----           ----      -----            -------

(in thousands, except share amounts)
                                                                                       Reduction for    Accumulated
                                                                                       Carryover of        Other
                                                Treasury Stock         Predecessor     Comprehensive      Retained
1998                                         Shares        Amount       Cost Basis        Income          Earnings     Total
----                                         --------------------      -----------     -------------    ------------  -------
BALANCE, JANUARY 1, 1998                         --         $  --        ($26,871)     ($ 553)           $22,401       $73,546
TREASURY STOCK
  Purchased                                   985,618      ($8,484)                                                     (8,484)
  Stock Options Exercised                    (169,632)       1,415                                                         140
  Acquisitions                               (127,367)       1,679                                                       1,411
REDUCTION FOR CARRYOVER OF
  PREDECESSOR COST BASIS                                                      (93)                                         (93)
COMPREHENSIVE INCOME:
  NET INCOME                                                                                               9,196         9,196
  FOREIGN CURRENCY
    TRANSLATION ADJUSTMENT                                                              1,109                            1,109
COMPREHENSIVE INCOME
                                           ----------       ------         ---------    -----            -------       -------
BALANCE, DECEMBER 31, 1998                    688,619      ($5,390)        ($26,964)    $ 556            $31,597      $ 76,825
                                           ----------       ------         ---------    -----            -------       -------

(in thousands, except share amounts)
                                                                                                                    Additional
                                         Comprehensive             Common Stock            Preferred Stock             Paid-in
1997                                        Income             Shares      Amount        Shares      Amount            Capital
----                                     -------------       --------------------        ------------------         -----------
BALANCE, JANUARY 1, 1997                                     7,255,980      $ 73         24,000        $ --            $29,927
ISSUANCE OF COMMON STOCK                                        21,224                                                     231
ISSUANCE OF PREFERRED STOCK                                                                  69                             69
EFFECTS OF THE OFFERING:
  Redemption of 15,000
    shares of preferred stock                                                           (15,000)                       (15,000)
  Exchange of preferred stock
    for common stock                                           647,786         6         (9,069)                            (6)
  Issuance of common stock -
    net of expenses                                          5,000,000        50                                        63,219
REDUCTION FOR CARRYOVER OF
   PREDECESSOR COST BASIS
COMPREHENSIVE INCOME:
   NET INCOME                            $13,899
   FOREIGN CURRENCY
     TRANSLATION ADJUSTMENT                 (496)
                                         --------
COMPREHENSIVE INCOME                      $13,403
                                         ========           ----------      ----          ----          -----           -------
BALANCE, DECEMBER 31, 1997                                  12,924,990      $129            --          $  --           $78,440
                                                            ----------      ----          ----          -----           -------

(in thousands, except share amounts)
                                                                                       Reduction for     Accumulated
                                                                                       Carryover of         Other
                                                Treasury Stock         Predecessor     Comprehensive       Retained
1997                                         Shares        Amount       Cost Basis        Income           Earnings      Total
----                                         --------------------      -----------     -------------     ------------   -------
BALANCE, JANUARY 1, 1997                       --            $ --        (524,704)         ($ 57)           $8,502      $13,741
ISSUANCE OF COMMON STOCK                                                                                                    231
ISSUANCE OF PREFERRED STOCK                                                                                                  69
EFFECTS OF THE OFFERING:
  Redemption of 15,000
    shares of preferred stock                                                                                           (15,000)
  Exchange of preferred stock
    for common stock                                                                                                         --
  Issuance of common stock -
    net of expenses                                                                                                      63,219
REDUCTION FOR CARRYOVER OF
   PREDECESSOR COST BASIS                                                   (2,167)                                      (2,167)
COMPREHENSIVE INCOME:
   NET INCOME                                                                                             13,899         13,899
   FOREIGN CURRENCY
     TRANSLATION ADJUSTMENT                                                                 (496)                          (496)
COMPREHENSIVE INCOME
                                         --------           ----------    --------         -----         -------        -------
BALANCE, DECEMBER 31, 1997                    --              $  --       ($26,871)        ($553)         $22,401        $73,546
                                         --------           ----------    --------         -----         -------        -------

(in thousands, except share amounts)
                                                                                                                   Additional
                                         Comprehensive             Common Stock            Preferred Stock           Paid-in
1996                                        Income             Shares      Amount        Shares      Amount          Capital
----                                     -------------       --------------------        ------------------        -----------
INITIAL CAPITALIZATION,
  JANUARY 1, 1996                                             600,000       $ 6          24,000       $  --           $29,994
EFFECTS OF 12.0933-FOR-ONE
  STOCK SPLIT (See Note 2)                                  6,655,980        67                                           (67)
REDUCTION FOR CARRYOVER OF
  PREDECESSOR COST BASIS
COMPREHENSIVE INCOME:
  NET INCOME                                $8,502
  FOREIGN CURRENCY
    TRANSLATION ADJUSTMENT                     (57)
                                         ---------
COMPREHENSIVE INCOME                        $8,445
                                         =========          ----------      ---           ------       -----           -------
BALANCE, DECEMBER 31, 1996                                   7,255,980      $73           24,000       $  --           $29,927
                                         =========          ----------      ---           ------       -----           -------

(in thousands, except share amounts)
                                                                                       Reduction for     Accumulated
                                                                                       Carryover of         Other
                                                Treasury Stock         Predecessor     Comprehensive       Retained
1996                                         Shares        Amount       Cost Basis        Income           Earnings        Total
----                                         --------------------      -----------     -------------     ------------     -------
INITIAL CAPITALIZATION,
  JANUARY 1, 1996                              --         $  --           $  --            $  --        $ --              $30,000
EFFECTS OF 12.0933-FOR-ONE
  STOCK SPLIT (See Note 2)                                                                                                     --
REDUCTION FOR CARRYOVER OF
  PREDECESSOR COST BASIS                                                   (24,704)                                       (24,704)
COMPREHENSIVE INCOME:
  NET INCOME                                                                                             8,502              8,502
  FOREIGN CURRENCY
    TRANSLATION ADJUSTMENT                                                                    (57)                            (57)
COMPREHENSIVE INCOME
                                         ---------        ----------       -- ----          ------      ------            -------
BALANCE, DECEMBER 31, 1996                     --          $ --            (24,704)          ($57)      $8,502            $13,741
                                         =========        ----------       -------          ------      ------            -------




See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 1998, 1997 and 1996

(in thousands)                                       1998      1997       1996

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                      $ 9,196   $ 13,899   $  8,502
   Adjustments to reconcile net income to net
   cash flows
     from operating activities:
       Depreciation                                  5,739      4,873      4,609
       Amortization                                  2,443      1,706      1,251
       Equity in loss from joint ventures            3,673          -          -
       Gain on sale of assets                         (232)       (46)      (574)
       Gain on sale of Vinyl Division                    -     (3,562)         -
       Deferred income taxes                        (1,794)      (441)       (63)
       Changes in operating assets and liabilities
         (net of effects from acquisitions):
         Accounts receivable                       (13,199)    (4,345)     2,226
         Construction costs
           in excess of billings                    (5,120)         -          -
         Inventories                                (1,318)     3,108       (967)
         Prepaid expenses and other assets           1,741     (1,636)     1,381
         Accounts payable, accruals and
           other liabilities                         1,346      3,856     (4,651)
                                                  ---------  --------    -------
         Net cash flows from operating activities    2,475     17,412     11,714
                                                  ---------  --------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment      (7,004)    (4,437)    (3,402)
  Acquisitions, net of cash acquired                (1,452)   (45,913)         -
  Investment in joint venture                       (3,613)         -          -
  Proceeds from sale of Vinyl Division                   -      8,158          -
  Proceeds from sale of assets                         504         88      1,537
  Acquisition of CTB, Inc., net of cash acquired         -          -   (104,741)
                                                  ---------  --------    -------
     Net cash flows from investing activities      (11,565)   (42,104)  (106,606)
                                                  ---------  --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of treasury stock                        (8,484)         -          -
  Issuance of common stock                             140     63,532      6,000
  Issuance of preferred stock                            -         69     24,000
  Redemption of preferred stock                          -    (15,000)         -
  Proceeds from long-term debt                      90,878    130,348    109,400
  Payments on long-term debt                       (74,250)  (153,279)   (44,250)
                                                  ---------  --------    -------
     Net cash flows from financing activities        8,284     25,670     95,150
                                                  ---------  --------    -------
NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENT                                 S  (806)       978        258
NET EFFECT OF TRANSLATION ADJUSTMENT                   253        (75)         -
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD       1,161        258          -
                                                  ---------  --------    -------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $   608   $  1,161    $   258
                                                  ---------  --------    -------

Supplemental Disclosures of Cash Flow information
Non-cash investing and financing activities:
   In 1997 and 1998, the Company recorded liabilities pursuant to acquisition agreements of $6,750,000 and $564,000. The Company also issued common stock with a fair value of $1,411,000 and a note payable of $1,012,000 in 1998 in connection with certain acquisitions.

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

On January 4, 1996, CTB International Corp. (the "Company"), formerly CTB Holdings, Inc., through its wholly-owned subsidiary, CTB Ventures, Inc. ("CTB Ventures" or "CTB"), corporations formed by affiliates of American Securities Capital Partners, L.P. ("ASCP"), acquired all of the outstanding stock of CTB, Inc. (the "Predecessor Company") in a leveraged buyout transaction for an aggregate purchase price of approximately $117.8 million, including acquisition costs of approximately $2.3 million and cash acquired of approximately $13.1 million (the "Acquisition"). The purchase price was adjusted from $117.8 million up to $124.6 million at December 31, 1997, and, finally, from $124.6 million to $124.9 million at December 31, 1998 to recognize an accrued liability for the estimated Earn-Out Amount as discussed in Note 11 to the consolidated financial statements.

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

     The following summarizes the purchase price allocation:

(in thousands)
-------------
Current assets                                           $ 32,380
Property, plant and equipment                              37,814
Intangibles and other assets                               44,664
Liabilities assumed                                       (30,041)
                                                         --------
Total                                                      84,817
Reduction for carryover of  predecessor cost basis         26,964
                                                         --------
    Total purchase price                                 $111,781
                                                         --------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - The Company is a designer, manufacturer and marketer of agricultural equipment for the poultry, swine and egg production markets and grain storage and handling market. The Company markets its products on a worldwide basis primarily under the

CHORE-TIME(R), BROCK(R), FANCOM(R), SIBLEY(TM) and STACO(R) names.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of CTB International Corp. and its wholly-owned and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

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

     INVENTORIES - Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method, except for the inventories of Fancom Holding B.V. and its consolidated subsidiaries, which are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of individual assets. The estimated useful lives range from 10 to 40 years, or the life of the lease if shorter, for buildings and improvements, and from three to 10 years for machinery and equipment.

     GOODWILL - Goodwill represents costs in excess of the fair value of net assets acquired and is amortized using the straight-line method over 40 years, except for Fancom Holding B.V. and its consolidated subsidiaries which is over 25 years. The Company periodically assesses the recoverability of goodwill based on its expectations of future profitability and undiscounted cash flow of the related operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of goodwill. If the Company determines, based on such measures, that the carrying amount is impaired, the goodwill will be written down to its recoverable value with a corresponding charge to earnings. During the periods presented no such impairment was incurred.

     DEFERRED FINANCE COSTS - Costs associated with the issuance of debt are being amortized over the life of the related debt. Amortization costs are included in interest expense.

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

     The Company recognizes revenue on construction contracts using the percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance. Provisions for estimated losses on incomplete contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised.

     Depending on the product, the Company provides its customers with a one- to five-year warranty, from the date of purchase, or longer for certain components. Estimated warranty costs are accrued at the time of sale and have not differed materially from actual product warranty costs. Warranty expenses for the years ended December 31, 1998, 1997, and 1996 were approximately $1,635,000; $1,583,000, and $1,171,000, respectively.

     CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company's customers are not concentrated in any specific geographic region, but are concentrated in the agricultural industry. No single customer accounted for a significant amount of the Company's sales in 1998, 1997 or 1996, and there were no significant accounts receivable from a single customer at December 31, 1998, 1997 or 1996. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. To reduce credit risk, the Company generally receives down payments on large orders. In order to minimize the risk of loss on export sales, the Company insures certain foreign trade receivables.

     RESEARCH AND DEVELOPMENT - Research and development expenditures are charged to operations as incurred. Total research and development expenses for 1998, 1997 and 1996 were approximately $5,785,000; $4,377,000 and $3,555,000, respectively.

     FOREIGN CURRENCY TRANSLATION - The Company has determined the local currency to be the functional currency of all foreign subsidiaries. Assets and liabilities of non-U.S. subsidiaries are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded without tax effects as a component of stockholders' equity. Transaction gains and losses on intercompany receivables and payables that are due currently are recorded in earnings.

     INTEREST RATE SWAP AGREEMENTS - The Company enters into interest rate swaps in managing its interest rate risk and holds such instruments for purposes other than trading. In these swaps, the Company agrees with other parties to exchange, at specific intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. Because some of the Company's interest-bearing liabilities are floating rate obligations, interest rate swaps in which the Company pays the fixed rate and receives the floating rate are used to reduce the impact of market interest rate fluctuation on the Company's net income. The differential to be paid or received on interest rate swap agreements entered into to reduce the impact of changes in interest rates is recognized as an adjustment to interest expense related to the hedged liability over the life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income, coincident with the extinguishment.

     FORWARD EXCHANGE CONTRACTS - The Company enters into foreign currency forward exchange contracts on a limited basis. Contracts entered into are for significant outstanding accounts receivable in currencies other than the U.S. dollar for which timing of the receipt of payment can be reasonably estimated. The purpose of the Company's hedging activities is to protect the Company from the risk that the eventual dollar net inflows resulting from the sale of products to foreign customers will be adversely affected by changes in foreign currency exchange rates. Option contracts that are designated as hedges are marked to market with realized and unrealized gains and losses deferred and recognized in earnings as an adjustment to the assets and liabilities being hedged. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on the contracts generally offset gains and losses on the assets and liabilities being hedged.

No contracts were entered into during the years ended December 31, 1998 and 1997. All contracts outstanding at December 31, 1996 had a term of three months or less. Differences between the contract rate and the fair value for contracts outstanding at December 31, 1996 were insignificant.

     IMPAIRMENT OF LONG-LIVED ASSETS - Management reviews long-lived assets and the related intangible assets for impairment of value whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the Company determines it is unable to recover the carrying value of the assets, the assets will be written down using an appropriate method. Management does not believe current events or circumstances provide evidence that suggest asset values have been impaired during the periods presented, except for the impairment charge recorded in 1998 related to a joint venture investment. See Note 3.

     EARNINGS PER COMMON SHARE - Earnings per common share ("EPS") are computed by dividing net income by the weighted average number of shares of common stock (basic) plus common stock equivalents (diluted) outstanding during the year. Common stock equivalents consist of stock options and have been included in the calculation of weighted average shares outstanding using the treasury stock method.

     The basic weighted average common shares outstanding reconciles to diluted weighted average common shares outstanding as follows:

(in thousands)                                       1998       1997        1996
Basic weighted average shares                       12,655      9,310      7,256
Dilutive effect of stock options                       344        406        313
--------------------------------                    ----------------------------
Diluted weighted average shares                     12,999      9,716      7,569
--------------------------------                    ----------------------------

     In conjunction with the Offering (see Note 15), the Company's Board of Directors approved a 12.0933-for- one common stock split effective August 21, 1997. All agreements concerning stock options and other commitments payable in shares of the Company's common stock provide for the issuance of additional shares due to the stock split. An amount equal to the par value of the common shares issued was transferred from additional paid-in capital to the common stock account. This transfer has been reflected in the Consolidated Statements of Stockholders' Equity for the year ended December 31, 1996. All references to number of shares and per share information in the Company's consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

     NEW ACCOUNTING PRONOUNCEMENTS - During 1998, the Company adopted Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," No. 131, "Disclosures about Segments of an Enterprise and Related Information," and No. 132, "Employer's Disclosures about Pensions and

Other Postretirement Benefits." These statements establish standards for reporting and display of information and, accordingly, have no impact on the Company's reported financial position, results of operations and cash flows.

     Effective June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company's fiscal year beginning January 1, 2000. The Company is evaluating SFAS 133 to determine its impact on the consolidated financial statements.

     RECLASSIFICATIONS - Certain reclassifications have been made to conform the prior years' financial statements with the current year presentation.

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

     Both transactions were accounted for under the purchase method of accounting. Accordingly, the purchase prices have been allocated to the acquired assets and liabilities based on their fair market values as of the dates of acquisition, with the remainder charged to goodwill which is being amortized on a straight-line basis over 25 years for Fancom and over 40 years for Kansas City Grain Systems Division. Fancom's and Kansas City Grain Systems Division's financial statements subsequent to the acquisitions are consolidated and included in the Company's Consolidated Balance Sheets as of December 31, 1997 and 1998 and the Consolidated Statements of Income and Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1998. The purchase prices have been allocated as follows:

(in thousands)
--------------
Current asset                                            $23,779
Property, plant and equipment                             12,927
Intangibles and other assets                              25,651
Long-term debt assumed                                    (5,854)
Liabilities assumed                                      (10,590)
                                                        --------
        Total purchase price                            $ 45,913
                                                        --------

     The following summarizes the unaudited pro forma consolidated operating results for the years ended December 31, 1997 and 1996 reflecting the allocation of the purchase price and related financing of the Fancom acquisition and Kansas City Grain Systems Division Acquisition, assuming the acquisitions had occurred at January 1, 1996. Net sales for 1997 and 1996 would have been approximately $230.8 million and $217.4 million, respectively. Operating income for 1997 and 1996 would have been approximately $29.6 million and $26.8 million, respectively. Net income for 1997 and 1996 would have been approximately $15.1 million and $10.0 million, respectively. Pro forma basic earnings per share for 1997 and 1996 would have been approximately $1.62 and $1.38, respectively. Pro forma diluted earnings per share for 1997 and 1996 would have been approximately $1.55 and $1.32, respectively.

     On May 29, 1998, the formation of Rota Brock Ltda. was completed. Rota Brock Ltda. was a 50/50 joint venture between CTB, Inc. and Rota Industria de Maquinas Agricolas, Brazil, pursuant to the joint venture agreement entered into February 9, 1998. The joint venture was to produce commercial grain storage silos and feed bins in addition to seed storage and grain and seed handling equipment in Brazil. The Company contributed $3.6 million to the joint venture in 1998. On January 22, 1999 the parties agreed to terminate and liquidate the joint venture due to business and general economic conditions in Brazil. The Company recognized $0.5 million as its share of operating losses in 1998 and wrote off its remaining investment of $3.1 million in the joint venture in the fourth quarter of 1998 as a result of the impairment in value of the investment. The impairment charge reflects a number of assumptions and estimates, including estimates of future cash flow, made by the Company based in part on estimates provided by independent liquidators. The Company believes these estimates are reasonable and any differences are not expected to be material.

     On July 7, 1998, CTB International Corp. acquired Sibley Industries, Inc. of Anderson, Missouri. Sibley Industries is a leading manufacturer of poultry brooders, units that provide warmth to enhance the growing environment of young birds, as well as heaters and handling equipment for livestock. The purchase price of $1.8 million, net of cash acquired and including expenses, was financed through the issuance of 81,696 shares of the Company's treasury stock and cash installments of $0.3 million per year for four years beginning March 31, 1999. The purchase agreement includes an earn-out provision which requires the Company to pay up to an additional $1.2 million over four years should certain sales targets be met. During 1998, $274,000 of the contingent purchase price was earned and is payable March 31, 1999.

     On September 25, 1998, CTB International Corp. acquired STACO, Inc. of Schaefferstown, Pennsylvania. STACO, Inc. is a leading manufacturer of feeders and other equipment for the swine-raising industry. The purchase price of $2.0 million, net of cash acquired and including expenses, was financed through borrowings and the issuance of 45,671 shares of the Company's treasury stock.

     The Sibley Industries, Inc. and STACO, Inc. transactions were accounted for under the purchase method of accounting. Accordingly, the purchase prices have been allocated to the acquired assets and liabilities based on their fair market values as of the dates of acquisition, with the remainder charged to goodwill which is being amortized on a straight-line basis over 40 years. The financial statements subsequent to the acquisitions are consolidated and included in the Company's Consolidated Balance Sheet as of December 31, 1998 and the Consolidated Statements of Income and Consolidated Statements of Cash Flows for the period ended December 31, 1998. The purchase prices have been allocated as follows:


(in thousands)

Current assets                                     $ 4,309
Property, plant and equipment                        3,145
Intangibles and other assets                         2,909
Long-term debt assumed                              (4,561)
Liabilities assumed                                 (1,927)
                                                   -------
  Total purchase price                             $ 3,875
                                                   -------
Note due sellers                                    (1,012)
Value of stock issued                               (1,411)
                                                   -------
  Cash paid for acquisitions                       $ 1,452
                                                   -------


Unaudited pro forma net sales for 1998 and 1997   would have been approximately
$280.8 million and $215.2 million assuming the acquisitions of Sibley Industries, Inc. and Staco, Inc. had occurred on January 1, 1997. Unaudited pro forma net income and basic and diluted pro forma earnings per share would not have been materially different from amounts reported.



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



5. CONTRACTS IN PROCESS

Construction contracts in process consist of the following:



(in thousands)                              1998      1997
                                        --------   -------
Costs incurred on
  uncompleted contracts                 $ 27,589   $ 2,228

Estimated loss                              (455)     (326)
                                        --------   -------
                                          27,134     1,902
Less billings to date                     20,802     1,902
                                        --------   -------
Costs in excess of billings on
  uncompleted contracts                 $  6,332   $     -
                                        --------   -------


The above costs relate to the portion of the contracts for construction of poultry buildings and exclude amounts related to the sale of the Company's equipment. Revenue recognized on the building portion of the contracts was $31.7 million and $1.9 million in 1998 and 1997.

6. INVENTORIES

Inventories consist of the following:

(in thousands)                  1998          1997
--------------                  ----          ----
Raw material                   $ 7,941      $ 7,878
Work in process                  2,829        3,872
Finished goods                  18,987       13,602
                               -------      -------
                                29,757       25,352
LIFO valuation allowance          (100)           -
                               -------      -------
        Total                  $29,657      $25,352
                               =======      =======

     Approximately 83.0% and 81.0% of the Company's inventories are stated on the LIFO basis at December 31, 1998 and 1997, respectively.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

(in thousands)                   1998         1997
--------------                   ----         ----

Land and improvements          $ 2,725      $ 2,576
Buildings and improvements      20,869       18,853
Machinery and equipment         39,022       31,322
Construction in progress         2,829        2,405
                               -------      -------
                                65,445       55,156
Less accumulated depreciation  (14,471)      (8,749)
                               -------      -------
        Total                  $50,974      $46,407
                               =======      =======

8. INTANGIBLES

Intangibles consist of the following:

(in thousands)                  1998          1997
--------------                  ----          ----

Goodwill                       $69,997      $66,099
Accumulated amortization        (4,197)      (2,251)
                               -------      -------
Goodwill - net                  65,800       63,848
                               -------      -------
Deferred finance costs           2,105        2,105
Accumulated amortization        (1,190)        (625)
                               -------      -------
Deferred finance costs - net       915        1,480
                               -------      -------
        Total                  $66,715      $65,328
                               =======      =======

9. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

(in thousands)                  1998          1997
--------------                  ----          ----

Salaries, wages, and benefits  $ 5,300      $ 4,843
Warranty                         1,986        1,484
Income taxes                     1,019        1,804
Other                            6,237        3,679
                               -------      -------
      Total                    $14,542      $11,810
                               =======      =======

10. LONG-TERM DEBT

Long-term debt consists of the following:

(in thousands)                  1998          1997
--------------                  ----          ----

Revolving line of credit       $65,695      $45,700

Term loans payable to bank
   and other                     5,670        3,464
                               -------      -------
                                71,365       49,164
Less current portion             1,646        1,245
                               -------      -------
   Total                       $69,719      $47,919
                               =======      =======

     Effective August 21, 1997, in conjunction with the Offering, the Company entered into a revolving credit facility totaling $90,000,000 which includes a $5,000,000 swingline facility and a $10,000,000 sublimit for trade and standby letters of credit ("Credit Agreement"). The Credit Agreement replaced a previous credit agreement. There is no mandatory principal amortization prior to the maturity date in 2003; however, the Company is subject to certain financial and business covenants customary for credit facilities of this type. At December 31, 1998, the Company had approximately $20,675,000 of availability under the Credit Agreement. Borrowings under the Credit Agreement bear interest at rates ranging from 0.25% to 0.625% over LIBOR, depending upon certain financial ratios. At December 31, 1998, the rates range from 5.50% to 6.25%.

     Under the Credit Agreement, CTB is required to maintain a minimum net worth of not less than 90.0% of the sum of its net worth at June 30, 1997 and the net proceeds of the Offering. The minimum net worth is to be increased quarterly by an amount equal to 50.0% of the quarterly earnings of CTB. This covenant limits the dividends CTB can pay to the Company and, therefore, the dividends the Company can pay to its stockholders. The Company was in compliance with all debt covenants at December 31, 1998.

     The term loans bear interest at rates ranging from 4.15% to 9.0% and certain amounts are collateralized by named assets of Fancom and Sibley.

     Interest paid was approximately $3,387,000; $4,936,000 and $5,080,000 in 1998, 1997, and 1996, respectively.

     In conjunction with the debt agreements, the Company maintains an interest rate swap agreement which effectively converts $22.5 million of the revolver debt into approximately 6.13% fixed rate debt. The swap has quarterly amortization and expires on June 30, 2001.

     The carrying value of debt approximates fair value because the floating interest rates reflect market rates. The fair value of interest rate swaps was ($191,000), $208,000 and $626,000 at December 31, 1998, 1997 and 1996,
respectively.

     The aggregate maturities of long-term debt at December 31, 1998 are as follows:

(in thousands)                         Term Loans      Revolver       Total
--------------                         ----------      --------     --------
1999                                      $ 1,646       -            $ 1,646
2000                                        1,292       -              1,292
2001                                          475       -                475
2002                                          440       -                440
2003                                          422       65,695        66,117
Thereafter                                  1,395       -              1,395
                                          -------      -------      --------
        Total                             $ 5,670      $65,695       $71,365
                                          -------      -------      --------

11.  COMMITMENTS AND CONTINGENCIES

There are various claims and pending legal proceedings against the Company involving matters arising out of the ordinary conduct of business. While the Company is unable to predict with certainty the outcome of current proceedings, based upon the facts currently known to it, the Company does not believe that resolution of these proceedings will have a material adverse effect on its financial statements.

     Pursuant to the Stock Purchase Agreement, the Company agreed to make certain contingent payments to the Predecessor Company stockholders (the "Earn-Out Amount") based on a calculation of cumulative Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") calculated in accordance with the Stock Purchase Agreement. The Earn-Out Amount is determined based on cumulative EBITDA for the three-year period ended December 31, 1998. The cumulative EBITDA target is subject to adjustment in the event of any merger, acquisition, divestiture or other extraordinary transaction. An amendment to the Stock Purchase Agreement to give effect to the Kansas City Grain Systems Division Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture revised the EBITDA target from $89.5 million to $103.4 million.

     The Earn-out amount recorded under the terms of the Stock Purchase Agreement as amended has been calculated as $7,040,000.

     The Company is obligated to pay the Earn-Out Amount in three installments beginning on April 5, 1999. The first installment is equal to 50.0% of the actual Earn-Out Amount, and the second and third installments are each equal to 25.0% of the actual Earn-Out Amount. Interest will accrue at the prime rate as of December 31, 1998, which was 7.75%.

     The Company has a Management Incentive Compensation Plan whereby certain employees receive annual bonuses based upon achievement of certain financial goals, including EBITDA targets.

12.  PROFIT SHARING

The Company has a qualified defined contribution profit-sharing retirement plan that covers substantially all employees who are not participants in certain defined benefit plans. The plan provides that Company contributions to the profit-sharing trust be made in amounts as determined by the Company's Board of Directors. Contributions are allocated to participants on the basis of proportionate compensation at the close of each fiscal year. Benefits to participants are limited to funds in their individual accounts. The Company recorded expenses of approximately $920,000; $1,334,000 and $1,403,000 in 1998, 1997 and 1996, respectively.

     The profit-sharing plan has a 401(k) provision which allows participants to contribute a percentage of their pre-tax compensation to the plan within Internal Revenue Code limits. Upon authorization of the Board of Directors, the Company may make matching contributions. Matching contributions made by the Company approximated $407,000; $370,000 and $337,000 in 1998, 1997 and 1996,
respectively.

13. PENSION PLANS

The Company has a defined benefit pension plan covering employees at a specified domestic business unit acquired in 1997. The benefits for this plan are based on years of service and stated amounts for each year of service. Net pension expense includes the following components:

(in thousands)                                    1998           1997
--------------                                   ------         ------
Service cost                                      $ 64           $ 27
Interest cost                                       64             30
Net amortization and deferral                       58             29
                                                  ----           ----
     Net periodic pension cost                    $186           $ 86
                                                  ----           ----

     Summary information of the Company's plan is as follows:

(in thousands)                                   1998     1997
                                               ------    -----
Change in benefit obligation

Benefit obligation at
  beginning of year                            $  886    $ 783

Service cost                                       64       27

Interest cost                                      64       30

Actuarial loss                                     34       46
                                               ------    -----
Benefit obligation at end of year               1,048      886
                                               ------    -----
Change in plan assets

Fair value of plan assets
        at beginning of year                        -

Actual return on plan assets                       (3)
                                               ------
Employer contribution                              86

Fair value of plan assets at
  end of year                                      83        -
                                               ------    -----
Funded status                                    (965)    (885)

Unrecognized net actuarial loss                    83       46

Unrecognized prior service cost                   696      754
                                               ------    -----
  Accrued benefit cost                         $ (186)   $ (86)
                                               ------    -----

     The projected benefit obligation for the domestic plan was determined using a weighted average discount rate of 6.75% and 7.25% in 1998 and 1997. The benefit multiplier increase was increased $1.00 per year until the participant's normal retirement date. The expected rate of return on plan assets was 9.00%.

     The major part of the foreign pension obligations is covered by a mandatory pension plan, which is a multiemployer plan as defined in SFAS No. 87, "Employers' Accounting for Pension." The benefits for foreign pension plans are based on years of service and compensation levels for the covered employees. Net pension expense for these plans, which were acquired in the Fancom Acquisition in 1997, was $248,000 and $93,000 in 1998 and 1997, respectively. The projected benefit obligation at December 31, 1998 for certain ancillary plans was approximately $330,000.

     The company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act (ERISA) or the respective government law.



14. POSTRETIREMENT HEALTH CARE BENEFIT PLANS

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

     Summary information of the Company's plan is as follows:

(in thousands)                                   1998         1997
                                               ------        -----
Change in benefit obligation

Benefit obligation at
  beginning of year                           $ 1,706      $ 1,884

Service cost                                      154          162

Interest cost                                     124          141

Plan participants' contributions                   85           81

Actuarial loss (gain)                             616         (474)

Benefits paid                                    (124)         (88)
                                              -------      -------
Benefit obligation at end of year               2,561        1,706
                                              -------      -------
Fair value of plan assets at
  end of year                                       -            -
                                              -------      -------
Funded status                                  (2,561)      (1,706)

Unrecognized net actuarial (gain)                 (73)        (556)

Unrecognized prior service cost                   166            8
                                              -------      -------
  Accrued benefit cost                       $ (2,468)    $ (2,254)
                                              -------      -------

     The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the timing of the Company's medical and dental plans. The effect of a 1.0% annual increase in the assumed medical inflation rate on the accumulated postretirement benefit obligation and the related expense would be insignificant.

     Measurement of the accumulated post-retirement obligation was based on a 6.75% discount rate at December 31, 1998 and 7.25% at December 31, 1997. Medical trend rates were assumed at 12.0% (under age 65) and 8.0% (over age 65) which trend down to 6.0%.

     The Company funds medical and dental costs as incurred. The components of net periodic postretirement benefit expense are as follows:


(in thousands)                       1998        1997         1996
                                  -------      -------      -------
Service cost                        $ 154       $  161        $ 158

Interest cost                        118          134          109

Net amortization and deferral        (22)          -             -
                                  -------      -------      -------
  Total                             $ 250        $ 295        $ 267
                                  =======      =======      =======

15. STOCKHOLDERS' EQUITY

In August 1997, the Company completed an initial public offering of 5,000,000 shares of its common stock at an offering price of $14.00 per share (the "Offering"). The net proceeds of the Offering were used to repay debt incurred in connection with the Fancom Acquisition and the Kansas City Grain Systems Division Acquisition, to redeem 15,000 shares of preferred stock, and to repay a portion of the Company's outstanding debt. Immediately prior to the Offering, a 12.0933-for-one stock split of the Company's common shares was effected. Concurrent with the Offering, 9,069 outstanding shares of existing preferred stock were exchanged for 647,786 shares of common stock.


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

     In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to apply the accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for its stock option plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share for the years ended December 31, 1998, 1997 and 1996 would have been reduced to the pro forma amounts indicated in the table below:


(in thousands)                                 1998           1997          1996
--------------                                 ----           ----          ----
Net income:
  As reported                                $9,196        $13,899        $8,502
  Pro forma                                   8,964         13,798         8,477
Net income per share - basic:
  As reported                                $  .73        $  1.49        $ 1.17
  Pro forma                                     .71           1.48          1.17
Net income per share - diluted:
  As reported                                   .71           1.43          1.12
  Pro forma                                     .69           1.42          1.12

     The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions:

                                         1998             1997            1996
                                         ----             ----            ----
Volatility                                30-35%               30%            0%
Expected dividend yield                       0%                0%            0%
Risk-free interest rate               4.31-5.73%           3-6.51%      36-6.00%
Expected life of options                 6 years      5.33-6 years       5 years

     The weighted average fair value of options granted during 1998, 1997 and 1996 was $5.72, $3.75 and $.30 per share, respectively.

Changes in shares under option are summarized below:


(in thousands)                          1998                  1997                 1996
--------------                    ------------------    ------------------    ------------------
                                            Weighted              Weighted              Weighted
                                  Number     Average    Number     Average    Number     Average
                                      of    Exercise        of    Exercise        of    Exercise
                                  Shares       Price    Shares       Price    Shares       Price
                                  ------    --------    ------    --------    ------    --------
Outstanding beginning of year    836,716      $ 3.46   725,600      $ 1.24         -           -
Granted                          350,000       13.81   203,025       12.00   761,880       $1.22
Exercised                       (169,632)        .83         -           -         -           -
Forfeited                        (88,326)      13.46   (91,909)       4.77   (36,280)        .83
  Outstanding end of year        928,758        6.90   836,716        3.46   725,600        1.24
  Exercisable end of year        285,868      $ 2.28   293,822      $ 1.72   130,608       $ .83

Options outstanding and exercisable at December 31, 1998 are summarized below:


                             Options Outstanding                  Options Exercisable
               ----------------------------------------------  ---------------------------
Exercise            Number          Remaining    Weighted Avg.      Number   Weighted Avg.
Prices         Outstanding   Contractual Life  Exercise Price  Exercisable  Exercise Price
------------   -----------   ----------------  --------------  -----------  --------------
$0.83-$4.96        476,152                7.0          $ 0.95      251,216          $ 1.07
$6.38-$7.63         20,000                9.8          $ 6.75            -               -
$10.92-$14.25      432,606                8.9          $13.44       34,652         $ 11.11
-------------  -----------   ----------------  --------------  -----------  --------------
                   928,758                                         285,868
               -----------                                     -----------

17. INCOME TAXES

The elements of the provision for income taxes are as follows:


(in thousands)                                   1998          1997         1996
-------------                                    ----          ----         ----
Current:
   U.S. federal                                 $5,965       $ 8,492       $4,628
   State                                         1,019         1,521          909
   Foreign                                         990           927           26
                                                ------       -------       ------
Total current                                    7,974        10,940        5,563
                                                ======       =======       ======

Deferred:
   U.S. federal                                 (1,613)         (404)         (55)
   State                                          (230)          (58)          (8)
   Foreign                                          49            21            -
                                                ------       -------       ------
Total deferred                                  (1,794)         (441)         (63)
                                                ======       =======       ======
      Provision for income taxes                $6,180       $10,499       $5,500
                                                ======       =======       ======

     Income taxes paid were approximately $8,778,000; $11,069,000 and $6,055,000 in 1998, 1997 and 1996, respectively.

     A reconciliation of the net effective tax for consolidated operations to the U.S. statutory federal income tax is as follows:


(in thousands)                                    1998          1997         1996
-------------                                     ----          ----         ----

U.S. tax at federal statutory rate               $5,376        $8,539       $4,901
Increase (decrease) in tax resulting from:
  State income taxes, net of U.S. tax benefit       512           930          591
  FSC benefit                                      (228)         (468)        (316)
  Goodwill                                          361           473          336
  Gain on sale of Vinyl Division                      -           769            -
  Other, net                                        159           256          (12)
                                                 ------       -------       ------
   Provision for income taxes                    $6,180       $10,499       $5,500
                                                 ======       =======       ======

     Deferred tax assets and liabilities are as follows:

(in thousands)                                 1998        1997        1996
--------------                               --------    --------    ---------
Deferred tax assets - current:
  Accrued liabilities                         $  1,654    $  1,244    $   1,151
  Inventories                                   (1,760)        459          507
  Allowance for doubtful accounts receivable       375         209          180
  Foreign joint venture losses                   1,474          --           --
  Other                                             --          --           25
                                              --------    --------     --------
Total current                                 $  1,743    $  1,912     $  1,863
                                              --------    --------     --------

Deferred tax assets (liabilities) - non-current:
  Property, plant and equipment               $ (8,619)   $ (8,220)    $ (8,577)
  Goodwill                                        (422)       (141)          --
  Foreign losses                                   696          --           --
  Accrued postretirement benefit cost            1,087         822          754
  Other                                           (631)     (1,830)      (1,770)
                                              --------    --------     --------
Total non-current                             $ (7,889)   $ (9,369)    $ (9,593)
                                              --------    --------     --------
    Total deferred income tax                 $ (6,146)   $ (7,457)    $ (7,730)
                                              --------    --------     --------

18. SEGMENTS

     Due to the business combinations which occurred in 1997 and 1998, the Company's internal financial reporting has been organized primarily on the basis of the legal entities arising from acquisitions, while the management of the operations has been primarily along functional lines of manufacturing, sales and marketing. The Company believes its operating segments have similar economic characteristics and meet the aggregation criteria of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accordingly, the Company is reporting only one operating segment.

     United States and foreign operations, which include subsidiaries in The Netherlands and Brazil, are shown below. Net sales amounts are based on the location of the selling entity.

(in thousands)                                 1998        1997        1996
--------------                               --------    --------   ---------
Net sales:
  United States                              $240,348    $177,439    $148,089
  The Netherlands                              29,987      21,105          46
  Other                                         1,845       3,519         718
Long-lived assets:
  United States                               104,340      99,694      74,125
  The Netherlands                              13,542      12,212          52
  Other                                           239         213          --
                                              --------   --------    --------

     Sales by product line are as follows:

(in thousands)                                 1998        1997        1996
--------------                               --------    --------    --------
Animal agriculture                           $134,444    $113,625    $ 80,419
Egg production                                 36,429      31,280      31,132
Grain systems                                  69,602      50,651      28,373
Buildings                                      31,705       1,902          --
Other                                              --       4,605       8,929
                                             --------    --------    --------
  Total                                      $272,180    $202,063    $148,853
                                             --------    --------    --------

19. QUARTERLY FINANCIAL DATA (Unaudited)


(in thousands, except per share amounts)                       Three Months Ended
----------------------------------------                       ------------------
1998                                         March 31     June 30     September 30     December 31
                                             --------    --------     ------------     -----------
Sales                                        $ 46,778    $ 70,464        $ 91,138         $ 63,800

Gross profit                                 $ 11,045    $ 14,498        $ 21,085         $ 14,056

  Gross margin                                   23.6%       20.5%           23.1%            22.0%

Operating income                             $  3,095    $  5,933        $ 10,713         $  3,461

  Operating income margin                         6.6%        8.4%           11.7%             5.4%

Net income                                   $  1,387    $  2,911        $  5,611         $   (713)

Basic earnings per share                     $   0.11    $   0.23        $   0.45         $  (0.06)

Basic weighted average shares                  12,837      12,797          12,607           12,384

Diluted earnings per share                   $   0.11    $   0.22        $   0.43         $  (0.06)

Diluted weighted average shares                13,208      13,184          12,950           12,658
                                             --------    --------     ------------     -----------





(in thousands, except per share amounts)                       Three Months Ended
----------------------------------------                       ------------------
1997                                        March 31      June 30    September 30     December 31
                                            --------     --------    ------------     -----------
Sales                                         31,520     $ 50,644        $ 71,740        $ 48,159

Gross profit                                   7,604       13,701          20,590          11,823

  Gross margin                                  24.1%        27.1%           28.7%           24.5%

Operating income                               2,815        6,956        $ 12,186        $  3,882

  Operating income margin                        8.9%        13.7%           17.0%            8.1%

Net income                                  $    918     $  4,649        $  6,375        $  1,957

Basic earnings per share                    $   0.13     $   0.64        $   0.65        $   0.15

Basic weighted average shares                  7,256        7,259           9,733          12,925

Diluted earnings per share                  $   0.12     $   0.61        $   0.63        $   0.15

Diluted weighted average shares                7,636        7,652          10,149          13,360
                                            --------     --------    ------------     -----------



     The total quarterly income per common share may not equal the annual amount because net income per common share is calculated independently for each quarter.

20.  RELATED PARTY TRANSACTIONS

Under the terms of the purchase agreement, the Company is required to pay annual management fees of $300,000 plus expenses to ASCP. Such expense has been charged to operations during 1998, 1997 and 1996. Additionally, other fees paid by the Company to ASCP include $750,000 in connection with the Acquisition on January 4, 1996; $503,000 in connection with the acquisitions of Fancom and the Kansas City Grain Systems Division; and $350,000 in connection with the Offering.

     The Earn-Out Amount of $7,040,000 (see Note 11) recorded as of December 31, 1998, under the terms of the purchase agreement will be paid to the Predecessor Company shareholders, certain of whom are current directors and officers of the Company.

21.  SUBSEQUENT EVENTS

ROXELL ACQUISITION - On January 12, 1999 the Company acquired Roxell N.V. (Roxell) of Maldegem, Belgium. Roxell is a leading manufacturer and marketer of automated feeding and watering systems, as well as feed storage bins for the poultry and swine production markets. The purchase price of 1.277 billion Belgian francs (net of cash acquired), or approximately $37.0 million at then current exchange rates, was paid in cash and financed through German Mark-denominated borrowings under the Company's amended credit facility.

     CREDIT AGREEMENT AMENDMENT - In conjunction with the closing of the Roxell acquisition, the Company entered into an amendment to its existing credit facility. The facility as amended provides the Company $135.0 million in borrowing capability. There is no mandatory principal amortization prior to maturity in 2004; however, the Company remains subject to certain financial and business covenants customary for credit facilities of this type. Borrowings under the amended agreement bear interest at rates ranging from 0.55% to 1.225% over LIBOR, depending upon certain financial ratios.

     BRAZIL DEVALUATION - In January 1999, the Brazilian government allowed its currency, the Real, to float freely in the foreign exchange markets. This triggered a significant devaluation in the Real relative to the U.S. dollar. The Company anticipates that 1999 net earnings could be negatively impacted as a result of a non-cash charge for unrealized foreign exchange losses. The potential charge relates to U.S. dollar- denominated debt owed to CTB by Chore-Time Brock Ltda., its Brazilian subsidiary.

                                            MANAGEMENT INFORMATION

BOARD OF DIRECTORS                                                                Jan H.M. Cremers
                                                                                  Managing Director,
J. Christopher Chocola                        G. Howard Collingwood               Fancom B.V.
President and                                 CTB, Inc. Vice President,
Chief Executive Officer                       Corporate Operations                Brian D. Dawes
of the Company                                                                    CTB, Inc. Vice President and
                                                                                  General Manager,
Caryl M. Chocola                                                                  Floor Systems
Private Investor
                                                                                  Randy S. Eveler
Michael G. Fisch                                                                  CTB, Inc. Vice President and
Chairman of the Board                                                             Corporate Controller
of the Company
President,                                                                        Michael J. Kissane
American Securities Capital Partners, L.P.                                        Vice President, General
                                                                                  Counsel and Secretary
Larry D. Greene
President, Complex Tooling                                                        Mark A. Lantz
& Molding Incorporated                                                            CTB, Inc. Vice President and
                                                                                  General Manager,
Frank S. Hormance                                                                 Cage Systems
President and Chief Operating Officer,
AMETEX, Inc.                                                                      George W. Murdoch
                                                                                  CTB, Inc. Executive Vice President
David L. Horing                                                                   and General Manager,
Managing Director,                                                                Chore-Time International
American Securities Capital Partners, L.P.
                                                                                  Mark W. Neal
Charles D. Klain                                                                  CTB, Inc. Vice President and
Managing Director,                                                                Treasurer
American Securities Capital Partners, L.P.
                                                                                  Michael D. Smith
                                                                                  CTB, Inc. Vice President,
                                                                                  Business and Information Technology
CORPORATE OFFICERS
                                                                                  Don J. Steinhilber
J. Christopher Chocola                                                            Vice President and
President and                                                                     Chief Financial Officer
Chief Executive Officer
                                                                                  Roger W. Townsend
Gary L. Anderson                                                                  CTB, Inc. Executive Vice President
President,                                                                        and General Manager,
Sibley Industries, Inc.                                                           Brock Grain and
